1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                 .)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Years Ended December 31, 2009 and 2008 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2009 and 2008, and expressed an unqualified opinion with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories, and the adoption of Interpretation 2007-052, respectively, on such consolidated financial statements.
January 22, 2010
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)

	2009		2008
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$117,043,543	20	$138,208,360	26
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	181,743	—	42,460	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	9,944,843	2	5,881,999	1
Receivables from related parties (Note 24)	22,541,773	4	11,728,204	2
Notes and accounts receivable	19,884,520	3	11,441,176	2
Allowance for doubtful receivables (Notes 2 and 8)	(431,000)	—	(436,746)	—
Allowance for sales returns and others (Notes 2 and 8)	(8,583,632)	(1)	(5,868,582)	(1)
Other receivables from related parties (Note 24)	246,003	—	489,742	—
Other financial assets (Note 25)	1,104,072	—	711,755	—
Inventories (Notes 2, 3 and 9)	18,830,216	3	12,807,936	2
Deferred income tax assets (Notes 2 and 17)	4,063,410	1	3,650,700	1
Prepaid expenses and other current assets	1,006,046	—	1,192,475	—

Total current assets	185,831,537	32	179,849,479	33

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	104,660,098	18	109,871,178	20
Available-for-sale financial assets	1,046,672	1	2,032,658	1
Held-to-maturity financial assets	12,219,055	2	11,761,325	2
Financial assets carried at cost	501,988	—	519,502	—

Total long-term investments	118,427,813	21	124,184,663	23

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	124,522,047	22	114,014,588	21
Machinery and equipment	713,426,126	123	635,008,261	118
Office equipment	10,781,099	2	9,748,869	2

	848,729,272	147	758,771,718	141
Accumulated depreciation	(627,764,323)	(109)	(557,247,254)	(103)
Advance payments and construction in progress	33,786,577	6	17,758,038	3

Net property, plant and equipment	254,751,526	44	219,282,502	41

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,891,685	1	6,401,461	1

Total intangible assets	7,459,441	1	7,969,217	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	7,763,643	1	6,497,972	1
Refundable deposits	2,698,116	1	2,719,737	1
Others (Note 2)	494,546	—	55,677	—

Total other assets	10,956,305	2	9,273,386	2

TOTAL	$577,426,622	100	$540,559,247	100

	2009		2008
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$—	—	$83,618	—
Accounts payable	9,678,849	2	4,314,265	1
Payables to related parties (Note 24)	2,039,342	—	1,202,350	—
Income tax payable (Notes 2 and 17)	8,761,120	2	9,222,811	2
Salary and bonus payable	8,677,299	1	1,601,897	—
Accrued profit sharing to employees and bonus to directors (Notes 2, 3 and 19)	6,771,338	1	15,148,057	3
Payables to contractors and equipment suppliers	28,756,884	5	7,574,891	1
Accrued expenses and other current liabilities (Notes 15 and 23)	7,886,263	1	5,951,578	1
Current portion of bonds payable (Notes 14 and 23)	—	—	8,000,000	2

Total current liabilities	72,571,095	12	53,099,467	10

LONG-TERM LIABILITIES
Bonds payable (Notes 14 and 23)	4,500,000	1	4,500,000	1
Other long-term payables (Notes 15 and 23)	416,390	—	931,252	—

Total long-term liabilities	4,916,390	1	5,431,252	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,807,176	1	3,710,009	1
Guarantee deposits (Note 27)	1,001,376	—	1,479,152	—
Deferred credits (Notes 2 and 24)	47,873	—	462,256	—

Total other liabilities	4,856,425	1	5,651,417	1

Total liabilities	82,343,910	14	64,182,136	12

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,902,706 thousand shares in 2009 25,625,437 thousand shares in 2008	259,027,066	45	256,254,373	47

CAPITAL SURPLUS (Notes 2 and 19)	55,486,010	10	49,875,255	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	77,317,710	13	67,324,393	13
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	104,564,972	18	102,337,417	19

	181,882,682	31	170,053,667	32

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	(1,766,667)	—	481,158	—
Unrealized gain/loss on financial instruments	453,621	—	(287,342)	—

	(1,313,046)	—	193,816	—

Total shareholders’ equity	495,082,712	86	476,377,111	88

TOTAL	$577,426,622	100	$540,559,247	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$299,471,214		$330,228,027

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	13,728,346		8,460,944

NET SALES	285,742,868	100	321,767,083	100

COST OF SALES (Notes 3, 9, 18 and 24)	159,106,619	56	183,589,540	57

GROSS PROFIT	126,636,249	44	138,177,543	43

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	(160,279)	—	72	—

REALIZED GROSS PROFIT	126,475,970	44	138,177,615	43

OPERATING EXPENSES (Notes 18 and 24)
Research and development	19,688,032	7	19,737,038	6
General and administrative	10,238,131	3	9,895,617	3
Marketing	2,027,454	1	2,254,728	1

Total operating expenses	31,953,617	11	31,887,383	10

INCOME FROM OPERATIONS	94,522,353	33	106,290,232	33

NON-OPERATING INCOME AND GAINS
Settlement income (Note 27)	1,464,915	1	951,180	—
Interest income (Note 2)	1,117,374	—	2,728,892	1
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	587,151	—	—	—
Technical service income (Notes 24 and 27)	375,118	—	619,237	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	53,364	—	452,159	—
Foreign exchange gain, net (Note 2)	—	—	1,113,406	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	72,568	—
Others (Notes 2 and 24)	523,587	—	788,183	—

Total non-operating income and gains	4,121,509	1	6,725,625	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$2,695,720	1	$—	—
Foreign exchange loss, net (Note 2)	630,455	—	—	—
Interest expense	142,026	—	355,056	—
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	—	—	1,230,966	1
Impairment of financial assets (Notes 2 and 11)	—	—	247,488	—
Loss on idle assets (Note 2)	—	—	210,477	—
Others (Note 2)	194,639	—	213,052	—

Total non-operating expenses and losses	3,662,840	1	2,257,039	1

INCOME BEFORE INCOME TAX	94,981,022	33	110,758,818	34

INCOME TAX EXPENSE (Notes 2 and 17)	5,763,186	2	10,825,650	3

NET INCOME	$89,217,836	31	$99,933,168	31

	2009		2008
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$3.68	$3.45	$4.25	$3.84

Diluted earnings per share	$3.67	$3.44	$4.22	$3.81

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock for the year ended December 31, 2008 (Notes 2 and 21):

2008
NET INCOME	$100,035,447

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.84

Diluted earnings per share	$3.81

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
									Unrealized Gain
	Capital Stock — Common Stock			Retained Earnings				Cumulative	(Loss) on		Total
	Shares (In			Legal Capital	Special Capital	Unappropriated		Translation	Financial		Shareholders’
	Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Treasury Stock	Equity
BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$487,091,402

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(237,693)	237,693	—	—	—	—	—
Profit sharing to employees — in cash	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	(3,939,883)
Profit sharing to employees — in stock	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—
Bonus to directors	—	—	—	—	—	(176,890)	(176,890)	—	—	—	(176,890)
Capital surplus transferred to capital stock	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—
Net income in 2008	—	—	—	—	—	99,933,168	99,933,168	—	—	—	99,933,168
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137,063)	—	—	—	—	—	—	—	(137,063)
Translation adjustments	—	—	—	—	—	—	—	1,554,011	—	—	1,554,011
Issuance of stock from exercising stock options	6,027	60,266	166,884	—	—	—	—	—	—	—	227,150
Cash dividends received by subsidiaries from the Company	—	—	102,279	—	—	—	—	—	—	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(233,915)	—	(233,915)
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	(734,424)	—	(734,424)
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(30,427,413)	(30,427,413)
Treasury stock retired	(1,329,817)	(13,298,168)	(3,220,714)	—	—	(63,293,563)	(63,293,563)	—	—	79,812,445	—

BALANCE, DECEMBER 31, 2008	25,625,437	256,254,373	49,875,255	67,324,393	391,857	102,337,417	170,053,667	481,158	(287,342)	—	476,377,111
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(391,857)	391,857	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—
Profit sharing to employees — in stock	141,870	1,418,699	6,076,289	—	—	—	—	—	—	—	7,494,988
Capital surplus transferred to capital stock	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—
Net income in 2009	—	—	—	—	—	89,217,836	89,217,836	—	—	—	89,217,836
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115,418	—	—	—	—	—	—	—	115,418
Translation adjustments	—	—	—	—	—	—	—	(2,247,825)	—	—	(2,247,825)
Issuance of stock from exercising stock options	7,272	72,722	187,811	—	—	—	—	—	—	—	260,533
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	14,014	—	14,014
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	726,949	—	726,949

BALANCE, DECEMBER 31, 2009	25,902,706	$259,027,066	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$—	$495,082,712

Note:	Profit sharing to employees and bonus to directors in the amount of NT$6,771,338 thousand and NT$15,148,057 thousand, respectively, had been charged against earnings of 2009 and 2008.
The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$89,217,836	$99,933,168
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,327,868	74,569,562
Unrealized (realized) gross profit from affiliates	160,279	(72)
Amortization of premium/discount of financial assets	6,322	(97,381)
Impairment of financial assets	—	247,488
Gain on disposal of available-for-sale financial assets, net	(37,370)	(443,404)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Loss (gain) on disposal of financial assets carried at cost, net	97	(8,755)
Equity in losses (earnings) of equity method investees, net	2,695,720	(72,568)
Dividends received from equity method investees	1,402,592	1,804,351
Gain on disposal of property, plant and equipment and other assets, net	(138,613)	(298,769)
Loss on idle assets	—	210,477
Deferred income tax	(1,678,381)	2,361,261
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(222,901)	(164,405)
Receivables from related parties	(10,813,569)	14,973,444
Notes and accounts receivable	(8,443,344)	6,470,152
Allowance for doubtful receivables	(5,746)	(252,226)
Allowance for sales returns and others	2,715,050	2,011,897
Other receivables from related parties	235,470	43,835
Other financial assets	(392,317)	(380,057)
Inventories	(6,022,280)	8,179,206
Prepaid expenses and other current assets	290,470	(330,664)
Increase (decrease) in:
Accounts payable	4,925,758	(5,171,553)
Payables to related parties	836,992	(1,797,280)
Income tax payable	(461,691)	(1,766,153)
Salary and bonus payable	7,075,402	(30,280)
Accrued profit sharing to employees and bonus to directors	(881,731)	15,148,057
Accrued expenses and other current liabilities	1,259,544	(3,112,220)
Accrued pension cost	97,167	52,330
Deferred credits	(230,487)	(129,494)

Net cash provided by operating activities	155,902,046	211,949,947

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(86,970,843)	(56,766,192)
Available-for-sale financial assets	—	(23,697,000)
Held-to-maturity financial assets	(10,803,805)	(12,371,965)
     (Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Investments accounted for using equity method	$(320,443)	$(494,765)
Financial assets carried at cost	(1,411)	(20,681)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,037,370	45,584,934
Held-to-maturity financial assets	6,293,000	15,004,000
Financial assets carried at cost	18,828	10,606
Property, plant and equipment and other assets	71,850	2,042,899
Proceeds from return of capital by investees	27,753	2,465,293
Cash from merger of subsidiaries	—	270,650
Increase in deferred charges	(1,347,228)	(3,199,813)
Decrease in refundable deposits	21,621	21,801

Net cash used in investing activities	(91,973,308)	(31,150,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(477,776)	(761,525)
Proceeds from exercise of employee stock options	260,533	227,150
Cash dividends	(76,876,312)	(76,881,311)
Profit sharing to employees in cash	—	(3,939,883)
Bonus to directors	—	(176,890)
Repurchase of treasury stock	—	(33,480,997)

Net cash used in financing activities	(85,093,555)	(115,013,456)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,164,817)	65,786,258

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	138,208,360	72,422,102

CASH AND CASH EQUIVALENTS, END OF YEAR	$117,043,543	$138,208,360

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$351,803	$355,056

Income tax paid	$7,791,196	$10,282,464

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$108,592,471	$58,951,343
Increase in payables to contractors and equipment suppliers	(21,620,819)	(2,185,151)
Nonmonetary exchange trade-out price	(809)	—

Cash paid	$86,970,843	$56,766,192

     (Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Disposal of property, plant and equipment and other assets	$64,390	$2,051,168
Decrease (increase) in other receivables from related parties	8,269	(8,269)
Nonmonetary exchange trade-out price	(809)	—

Cash received	$71,850	$2,042,899

Repurchase of treasury stock	$—	$30,427,413
Decrease in accrued expenses and other current liabilities	—	3,053,584

Cash paid	$—	$33,480,997

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$—	$8,000,000

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$769,144	$1,026,421

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 22, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2009 and 2008, the Company had 22,292 and 20,425 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of debt securities is determined using the average of bid and asked prices at the end of the year.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company determines the amount of the allowance for doubtful receivables with a charge of 1% of the amount of outstanding receivables considering the account aging analysis and current trends in the credit quality of its customers.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the year ended December 31, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$12,627,332 thousand and NT$0.48, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted SFAS No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the year ended December 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2009	2008

Cash and deposits in banks	$114,023,307	$129,538,047
Repurchase agreements collateralized by government bonds	3,020,236	8,670,313

	$117,043,543	$138,208,360

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2008
Trading financial assets

Forward exchange contracts	$—	$28,411
Cross currency swap contracts	181,743	14,049

	$181,743	$42,460

Trading financial liabilities

Forward exchange contracts	$—	$34,243
Cross currency swap contracts	—	49,375

	$—	$83,618

The Company entered into derivative contracts during the years ended December 31, 2009 and 2008 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2008

Sell US$/Buy NT$	January 2009 to February 2009	US$135,000/NT$4,430,925
Sell EUR/Buy NT$	January 2009	EUR1,500/NT$63,150
Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount		Range of	Interest Rates
Maturity Date	(In Thousands)		Interest Rates Paid	Received

December 31, 2009

January 2010 to February 2010	US$	750,000/NT$24,201,706	0.24%-0.70%	0.00%-0.38%
(Continued)

			Range of	Range of
	Contract Amount		Interest Rates	Interest Rates
Maturity Date	(In Thousands)		Paid	Received

December 31, 2008

January 2009	US$	307,000/NT$10,061,232	0.54%-5.00%	0.00%-3.83%
(Concluded)
For the years ended December 31, 2009 and 2008, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$587,151 thousand and a net loss of NT$1,230,966 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2008

Corporate bonds	$1,046,672	$2,032,658

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2008

Corporate bonds	$12,266,311	$16,136,752
Structured time deposits	7,000,000	—
Government bonds	2,897,587	1,506,572

	22,163,898	17,643,324
Current portion	(9,944,843)	(5,881,999)

	$12,219,055	$11,761,325

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date

December 31, 2009

Callable domestic deposits	$7,000,000	$4,308	0.36%-0.95%	July 2010 to August 2011

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$436,746	$688,972
Provision	238,061	—
Write-off	(243,807)	(252,226)

Balance, end of year	$431,000	$436,746

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$5,868,582	$3,856,685
Provision	13,728,346	8,460,944
Write-off	(11,013,296)	(6,449,047)

Balance, end of year	$8,583,632	$5,868,582

9.	INVENTORIES

	December 31
	2009	2008

Finished goods	$2,355,232	$4,444,657
Work in process	14,230,318	7,117,049
Raw materials	1,420,466	716,870
Supplies and spare parts	824,200	529,360

	$18,830,216	$12,807,936

Write-down of inventories to net realizable value in the amount of NT$199,732 thousand and NT$879,434 thousand, respectively, were included in the cost of sales for the years ended December 31, 2009 and 2008.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$45,397,256	100	$45,756,519	100
TSMC Partners, Ltd. (TSMC Partners)	32,545,619	100	3,730,913	100
Vanguard International Semiconductor Corporation (VIS)	9,365,232	37	9,787,275	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,157,141	39	6,808,192	39
TSMC China Company Limited (TSMC China)	2,961,043	100	6,267,128	100
TSMC North America	2,723,727	100	2,435,666	100
Xintec Inc. (Xintec)	1,475,014	41	1,506,384	42
VentureTech Alliance Fund III, L.P. (VTAF III)	1,309,615	98	1,305,605	98
VentureTech Alliance Fund II, L.P. (VTAF II)	1,122,810	98	975,367	98
Global UniChip Corporation (GUC)	983,126	35	950,263	36
Emerging Alliance Fund, L.P. (Emerging Alliance)	305,866	99	433,481	99
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	159,467	100	124,594	100
     (Continued)

	December 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Japan Limited (TSMC Japan)	$135,663	100	$137,617	100
TSMC Korea Limited (TSMC Korea)	18,519	100	15,117	100
TSMC International Investment Ltd. (TSMC International)	—	—	29,637,057	100

	$104,660,098		$109,871,178

     (Concluded)
The Company will subscribe through a private placement for new shares of Motech Industries Inc. (“Motech”) under a Share Subscription Agreement entered into on December 9, 2009. The total consideration is approximately NT$6.2 billion (US$193 million). After the subscription of shares, the Company will own 20% of the Motech shares. The transaction is still subject to Motech’s shareholders’ approval and regulatory approval.

TSMC Partners and TSMC International were both 100% owned subsidiaries of the Company. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey into the Company in the third quarter of 2008.

For the years ended December 31, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$2,695,720 thousand and a net gain of NT$72,568 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except those of TSMC Japan, TSMC Europe and TSMC Korea for the year ended December 31, 2009. The Company believes that, had TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s financial statements.

As of December 31, 2009 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS and GUC) were NT$18,027,990 thousand and NT$9,889,107 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	2,053,253	$2,677,388
Amortization	(624,135)	(624,135)

Balance, end of year	$1,429,118	$2,053,253

Movements of the aforementioned difference allocated to goodwill were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$1,061,885	$987,349
From merger of subsidiaries	—	74,536

Balance, end of year	$1,061,885	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009	2008

Non-publicly traded stocks	$338,584	$357,509
Mutual funds	163,404	161,993

	$501,988	$519,502

For the year ended December 31 2008, the Company recognized impairment of financial assets carried at cost of NT$247,488 thousand.

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2009
	Balance,
	Beginning of				Balance,
	Year	Additions	Disposals	Reclassification	End of Year
Cost
Buildings	$114,014,588	$10,520,371	$(12,978)	$66	$124,522,047
Machinery and equipment	635,008,261	80,824,102	(2,408,802)	2,565	713,426,126
Office equipment	9,748,869	1,219,459	(187,163)	(66)	10,781,099

	758,771,718	$92,563,932	$(2,608,943)	$2,565	848,729,272

Accumulated depreciation
Buildings	65,351,514	$8,186,551	$(12,971)	$66	73,525,160
Machinery and equipment	484,046,160	63,395,862	(1,750,677)	2,565	545,693,910
Office equipment	7,849,580	882,718	(186,979)	(66)	8,545,253

	557,247,254	$72,465,131	$(1,950,627)	$2,565	627,764,323

Advance payments and construction in progress	17,758,038	$16,028,539	$—	$—	33,786,577

	$219,282,502				$254,751,526

	Year Ended December 31, 2008
	Balance,
	Beginning of	Additions			Balance,
	Year	(Deductions)	Disposals	Reclassification	End of Year
Cost
Buildings	$101,907,892	$12,115,531	$(8,524)	$(311)	$114,014,588
Machinery and equipment	589,131,625	49,396,313	(3,385,502)	(134,175)	635,008,261
Office equipment	9,167,107	764,414	(182,709)	57	9,748,869

	700,206,624	$62,276,258	$(3,576,735)	$(134,429)	758,771,718

Accumulated depreciation
Buildings	57,349,828	$8,010,214	$(8,524)	$(4)	65,351,514
Machinery and equipment	422,278,071	63,145,978	(1,258,542)	(119,347)	484,046,160
Office equipment	7,097,120	935,140	(182,706)	26	7,849,580

	486,725,019	$72,091,332	$(1,449,772)	$(119,325)	557,247,254

Advance payments and construction in progress	21,082,953	$(3,324,915)	$—	$—	17,758,038

	$234,564,558				$219,282,502

No interest was capitalized during the years ended December 31, 2009 and 2008.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2009
	Balance,
	Beginning of					Balance,
	Year	Additions	Amortization	Disposals	Reclassification	End of Year

Technology license fees	$3,786,251	$—	$(806,450)	$—	$—	$2,979,801
Software and system design costs	1,559,857	861,783	(774,667)	—	—	1,646,973
Patent and others	1,055,353	485,445	(275,887)	—	—	1,264,911

	$6,401,461	$1,347,228	$(1,857,004)	$—	$—	$5,891,685

	Year Ended December 31, 2008
	Balance,
	Beginning of					Balance,
	Year	Additions	Amortization	Disposals	Reclassification	End of Year

Technology license fees	$5,349,937	$—	$(1,563,686)	$—	$—	$3,786,251
Software and system design costs	1,309,272	945,279	(680,474)	(14,279)	59	1,559,857
Patent and others	513,204	733,342	(191,193)	—	—	1,055,353

	$7,172,413	$1,678,621	$(2,435,353)	$(14,279)	$59	$6,401,461

14.	BONDS PAYABLE

	December 31
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	OTHER LONG-TERM PAYABLES

The Company’s long-term payables mainly resulted from license agreements for certain semiconductor-related patents. As of December 31, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2010	$769,144
2011	416,390

1,185,534
Current portion (classified under accrued expenses and other current liabilities)	(769,144)

$416,390

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$608,731 thousand and NT$657,870 thousand for the years ended December 31, 2009 and 2008, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Pension information on the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year
		2009	2008
	Service cost	$166,460	$151,603
	Interest cost	149,297	170,025
	Projected return on plan assets	(56,170)	(67,315)
	Amortization	29,134	3,776

	Net periodic pension cost	$288,721	$258,089

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2009 and 2008
		2009	2008
	Benefit obligation
	Vested benefit obligation	$123,524	$114,930
	Nonvested benefit obligation	3,754,388	4,146,366

	Accumulated benefit obligation	3,877,912	4,261,296
	Additional benefits based on future salaries	2,614,358	3,245,483

	Projected benefit obligation	6,492,270	7,506,779
	Fair value of plan assets	(2,612,295)	(2,441,687)

	Funded status	3,879,975	5,065,092
	Unrecognized net transition obligation	(91,291)	(99,591)
	Prior service cost	161,977	169,216
	Unrecognized net loss	(143,485)	(1,424,708)

	Accrued pension cost	$3,807,176	$3,710,009

	Vested benefit	$135,501	$126,259

c.	Actuarial assumptions at December 31, 2009 and 2008

	Discount rate used in determining present values	2.25%	2.00%
	Future salary increase rate	3.00%	3.00%
	Expected rate of return on plan assets	1.50%	2.25%

d.	Contributions to the Funds for the year	$191,554	$202,263

e.	Payments from the Funds for the year	$37,801	$28,990

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2009	2008

Income tax expense based on “income before income tax” at statutory rate (25%)	$23,745,246	$27,689,695
Tax effect of the following:
Tax-exempt income	(8,621,941)	(9,610,935)
Temporary and permanent differences	3,124,974	1,815,594
Others	247,050	41,235
Income tax credits used	(9,914,570)	(10,967,795)

Income tax currently payable	$8,580,759	$8,967,794

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2009	2008

Income tax currently payable	$8,580,759	$8,967,794
Income tax adjustments on prior years	(1,155,113)	(707,255)
Other income tax adjustments	15,921	203,850
Net change in deferred income tax assets
Investment tax credits	(1,119,523)	1,224,537
Temporary differences	41,456	(1,792,789)
Valuation allowance	(600,314)	2,929,513

Income tax expense	$5,763,186	$10,825,650

c.	Net deferred income tax assets consisted of the following:

	December 31
	2009	2008

Current deferred income tax assets
Investment tax credits	$3,210,254	$2,791,000
Temporary differences
Allowance for sales returns and others	794,507	710,098
Others	58,649	149,602

	$4,063,410	$3,650,700

Noncurrent deferred income tax assets
Investment tax credits	$11,521,487	$10,821,218
Temporary differences
Depreciation	1,909,152	1,625,499
Others	132,336	450,901
Valuation allowance	(5,799,332)	(6,399,646)

	$7,763,643	$6,497,972

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises will be reduced from 25% to 20%, and will be effective starting in 2010. The Company recalculated its deferred tax assets in accordance with the amended Article and adjusted the resulting difference as an income tax expense.

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2009 and 2008 were NT $369,265 thousand and NT$521,634 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2009 and 2008 was 0.35% and 9.10%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2009, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$579,804	$—	2009
		1,216,551	—	2010
		4,644,652	—	2011
		3,457,388	3,457,388	2012
		3,310,922	3,310,922	2013

		$13,209,317	$6,768,310

Statute for Upgrading Industries	Research and development expenditures	$2,663,784	$—	2010
		2,671,264	1,971,732	2011
		2,691,517	2,691,517	2012
		3,250,265	3,250,265	2013

		$11,276,830	$7,913,514

Statute for Upgrading Industries	Personnel training expenditures	$23,146	$—	2010
		19,293	19,293	2011
		30,624	30,624	2012

		$73,063	$49,917

Statute for Upgrading Industries	Investments in important technology-based enterprises	$7,297	$—	2009
		79,804	—	2010

		$87,101	$—

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
h.	The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$15,874,268	$12,218,675	$28,092,943
Labor and health insurance	630,735	385,013	1,015,748
Pension	557,206	340,181	897,387
Meal	414,749	180,542	595,291
Welfare	155,795	97,282	253,077
Others	97,229	19,108	116,337

	$17,729,982	$13,240,801	$30,970,783

Depreciation	$68,606,242	$3,842,623	$72,448,865

Amortization	$1,199,386	$657,618	$1,857,004

	Year Ended December 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$17,088,512	$11,989,661	$29,078,173
Labor and health insurance	677,817	379,196	1,057,013
Pension	587,281	328,669	915,950
Meal	437,910	174,906	612,816
Welfare	174,641	100,989	275,630
Others	190,323	15,979	206,302

	$19,156,484	$12,989,400	$32,145,884

Depreciation	$68,373,886	$3,701,241	$72,075,127

Amortization	$1,771,919	$663,434	$2,435,353

19.	SHAREHOLDERS’ EQUITY

As of December 31, 2009, 1,097,513 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 5,487,565 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	December 31
	2009	2008

Additional paid-in capital	$23,457,805	$17,962,468
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	329,570	214,152
Donations	55	55

	$55,486,010	$49,875,255

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholder’s approval in the following year.
The Company has recorded profit sharing to employees as a charge to earnings of approximately 7.5% and 15% of net income for the years ended December 2009 and 2008, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2008 and 2007 had been approved in the shareholders’ meetings held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007

Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Profit sharing to employees — in cash	—	3,939,883
Profit sharing to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

Profit sharing to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The profit sharing to employee in stock of 141,870 thousand shares was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.
As of January 22, 2010, the Board of Directors has not resolved the appropriation for earnings of 2009.
The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2009.

Information about outstanding options for the years ended December 31, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2009

Balance, beginning of year	36,234	$34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

Year ended December 31, 2008

Balance, beginning of year	41,875	35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2009, information about outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)

$22.8-$32.0	21,179	3.18	$29.1
38.0- 50.1	7,631	4.88	45.5

	28,810	3.63	33.5

As of December 31, 2009, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2009 and 2008 would have been as follows:

	Years Ended December 31
	2009	2008
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
Net income:
Net income as reported	$89,217,836	$99,933,168
Pro forma net income	88,838,182	100,037,622
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.45	$3.84
Pro forma basic EPS	3.44	3.84
Diluted EPS as reported	3.44	3.81
Pro forma diluted EPS	3.43	3.81
21.	TREASURY STOCK
     (Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Year ended December 31, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,295,549	—

	834,096	495,549	171	1,329,816	—

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. The Company had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

The Company held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. The Company had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.

22.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders	$94,981,022	$89,217,836	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,801

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$94,981,022	$89,217,836	25,913,603	$3.67	$3.44

Year ended December 31, 2008

Basic EPS
Earnings available to common shareholders	$110,758,818	$99,933,168	26,039,186	$4.25	$3.84

Effect of dilutive potential common shares	—	—	196,493

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$110,758,818	$99,933,168	26,235,679	$4.22	$3.81

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends. This adjustment caused both of the basic and diluted after income tax EPS for the year ended December 31, 2008 to decrease from NT$3.86 to NT$3.84 and NT$3.83 to NT$3.81, respectively.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$181,743	$181,743	$42,460	$42,460
Available-for-sale financial assets	1,046,672	1,046,672	2,032,658	2,032,658
Held-to-maturity financial assets	22,163,898	22,251,517	17,643,324	17,674,733

Liabilities

Financial liabilities at fair value through profit or loss	—	—	83,618	83,618
Bonds payable (including current portion)	4,500,000	4,574,979	12,500,000	12,612,423
Other long-term payables (including current portion)	1,185,534	1,185,534	1,957,673	1,957,673
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of the bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2009 and 2008 estimated using valuation techniques were recognized as net gains of NT$181,743 thousand and net losses of NT$41,158 thousand, respectively.

d.	As of December 31, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$23,392,313 thousand and NT$19,718,442 thousand, respectively and financial liabilities exposed to fair value interest rate risk were NT$4,500,000 thousand and NT$12,583,618 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31, 2009
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	51,384	726,949	778,333
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of year	$46,672	$406,949	$453,621

	Year Ended December 31, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	209,489	(734,424)	(524,935)
Removed from shareholders’ equity and recognized in earnings	(443,404)	—	(443,404)

Balance, end of year	$32,658	$(320,000)	$(287,342)

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of December 31, 2009 was not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to turmoil in the global financial market, the Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk as of December 31, 2009 was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) Xintec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2009		2008
	Amount	%	Amount	%
For the year

Sales
TSMC North America	$161,251,368	54	$192,986,719	58
Others	2,231,343	1	1,814,440	1

	$163,482,711	55	$194,801,159	59

Purchases
WaferTech	$5,560,707	18	$8,207,876	22
TSMC China	3,787,113	12	4,717,676	12
SSMC	3,537,659	11	4,441,795	12
VIS	3,312,656	10	3,209,028	8

	$16,198,135	51	$20,576,375	54

Manufacturing expenses
Xintec (rent and outsourcing)	$36,101	—	$—	—
VisEra (outsourcing)	35,737	—	72,174	—

	$71,838	—	$72,174	—

Marketing expenses — commission
TSMC Europe	$325,463	16	$367,846	16
TSMC Japan	233,855	12	251,367	11
Others	24,726	1	16,408	1

	$584,044	29	$635,621	28

Research and development expenses
TSMC Technology (primarily consulting fee)	$409,686	2	$352,900	2
TSMC Canada (primarily consulting fee)	157,527	1	172,291	1
Others	49,251	—	19,934	—

	$616,464	3	$545,125	3

Sales of property, plant and equipment
Xintec	$58,450	91	$—	—
TSMC China	595	1	1,849,317	91
Other	263	—	10,843	—

	$59,308	92	$1,860,160	91

	2009		2008
	Amount	%	Amount	%

Non-operating income and gains
VIS (primarily technical service income, see Note 27e)	$224,740	5	$296,250	4
TSMC China	184,626	4	297,418	5
SSMC (primarily technical service income, see Note 27d)	141,488	3	244,865	4
VisEra	—	—	100,821	1
Others	263	—	178	—

	$551,117	12	$939,532	14

As of December 31

Receivables
TSMC North America	$22,203,242	98	$11,512,777	98
Others	338,531	2	215,427	2

	$22,541,773	100	$11,728,204	100

Other receivables
TSMC China	$111,103	45	$112,933	23
VIS	81,663	33	42,969	9
SSMC	39,629	16	56,949	12
TSMC North America	8,676	4	256,624	52
Others	4,932	2	20,267	4

	$246,003	100	$489,742	100

Payables
WaferTech	$561,165	27	$171,089	14
VIS	529,060	26	317,491	26
TSMC China	481,500	24	117,417	10
SSMC	238,741	12	162,807	14
TSMC Technology	109,220	5	41,904	3
TSMC North America	4,222	—	327,250	28
Others	115,434	6	64,392	5

	$2,039,342	100	$1,202,350	100

Deferred credits
TSMC China	$7,970	17	$183,896	40

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was classified under manufacturing expenses.

The Company deferred the net gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC China and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased certain buildings and facilities to VisEra. The rental income was classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

Compensation of directors and management personnel:

	Years Ended December 31
	2009	2008

Salaries, incentives and special compensation	$588,508	$272,325
Bonus	411,358	705,376

	$999,866	$977,701

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2009 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2009 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2010. The total compensation for the year ended December 31, 2008 included the bonuses appropriated from earnings of 2008 which was approved by the shareholders’ meeting held in 2009.

25.	PLEDGED OR MORTGAGED ASSETS

As of December 31, 2009, the Company had pledged time deposits of NT$824,797 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2010 to December 2029 and can be renewed upon expiration.

As of December 31, 2009, future lease payments were as follows:

Year	Amount

2010	$355,842
2011	353,566
2012	353,566
2013	331,921
2014	318,935
2015 and thereafter	2,754,388

$4,468,218

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2009 the Company had a total of US$29,582 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on

TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. TSMC, TSMC North America and WaferTech have subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC, TSMC North America and WaferTech in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC, TSMC North America and WaferTech. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and to provide TSMC with other valuable consideration.
28.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC China entered into forward exchange contracts during the year ended December 31, 2009 to manage exposures due to foreign exchange rate fluctuations.

As of December 31, 2009, no forward exchange contracts of TSMC China was outstanding. For the year ended December 31, 2009, net losses arising from forward exchange contracts of TSMC China were NT$866 thousand.

Xintec entered into forward exchange contracts during the year ended December 31, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2009:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	February 2010	US$21,300/NT$686,788
For the year ended December 31, 2009, net gains arising from forward exchange contracts of Xintec were NT$4,448 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.
29.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information

The Company has no significant foreign operations. Therefore, the disclosure of geographic information is not applicable to the Company.

c.	Export sales

	Years Ended December 31
Area	2009	2008

Americas	$166,813,136	$199,512,258
Asia	59,496,755	49,386,819
Europe and others	31,350,249	37,622,148

	$257,660,140	$286,521,225

The export sales information is based on the amounts billed to customers within the areas.

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2009		2008
	Amount	%	Amount	%

Customer A	$161,251,368	54	$192,986,719	58

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2009
Held			Financial				Market Value or Net
Company		Relationship with	Statement	Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Marketable Securities Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,046,672	N/A	$1,046,672
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,178,551	N/A	3,200,302
	Taiwan Power Company	—	”	—	3,004,941	N/A	3,011,743
	Nan Ya Plastics Corporation	—	”	—	2,000,145	N/A	2,029,935
	Formosa Plastics Corporation	—	”	—	1,671,815	N/A	1,685,345
	China Steel Corporation	—	”	—	1,512,130	N/A	1,528,117
	CPC Corporation, Taiwan	—	”	—	500,031	N/A	499,913
	Taipei Fubon Commercial Bank Co., Ltd.	—	”	—	298,884	N/A	298,751
	First Commercial Bank Co., Ltd.	—	”	—	99,814	N/A	99,815

	Government bond
	European Investment Bank Bonds	—	Held-to-maturity financial assets	—	2,003,877	N/A	2,025,500
	2003 Asian Development Bank Govt. Bond	—	”	—	893,710	N/A	875,103

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,397,256	100	45,397,256
	TSMC Partners	Subsidiary	”	988,268	32,545,619	100	32,545,619
	VIS	Investee accounted for using equity method	”	628,223	9,365,232	37	10,114,398
	SSMC	Investee accounted for using equity method	”	314	6,157,141	39	5,581,994
	TSMC North America	Subsidiary	”	11,000	2,723,727	100	2,723,727
	Xintec	Investee with a controlling financial interest	”	93,081	1,475,014	41	1,437,395
	GUC	Investee with a controlling financial interest	”	46,688	983,126	35	7,913,592
	TSMC Europe	Subsidiary	”	—	159,467	100	159,467
	TSMC Japan	Subsidiary	”	6	135,663	100	135,663
	TSMC Korea	Subsidiary	”	80	18,519	100	18,519
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	297,655
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	332,943
	W.K. Technology Fund IV	—	”	4,000	40,000	2	43,975

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	59,412	1	59,412
	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	2,961,043	100	2,958,707
	VTAF III	Subsidiary	”	—	1,309,615	98	1,292,412
	VTAF II	Subsidiary	”	—	1,122,810	98	1,117,773
	Emerging Alliance	Subsidiary	”	—	305,866	99	305,866
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,543	N/A	US$	21,312
	General Elec Cap Corp. Mtn	—	”	—	US$	20,219	N/A	US$	21,182

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	340,387	100	US$	340,387

	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	70,967	49	US$	70,967

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	21,415	US$	13,741	97	US$	13,741
	TSMC Technology	Subsidiary	”	1	US$	9,071	100	US$	9,071

	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,336	97	US$	7,336

	TSMC Canada	Subsidiary	”	2,300	US$	3,193	100	US$	3,193

	Mcube Inc.	Investee accounted for using equity method	”	5,333	US$	800	70	US$	800

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	1,000	10	US$	1,000

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,334	N/A	US$	21,182
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,000

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	154,432	100	US$	154,432

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24

	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12

	Next IO, Inc.	—	”	800	US$	500	1	US$	500

	Optichron, Inc.	—	”	1,281	US$	1,072	2	US$	1,072

	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137

	QST Holdings, LLC	—	”	—	US$	131	4	US$	131

	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,515	US$	9,721	4	US$	9,721
	RichWave Technology Corp.	—	Financial assets carried at cost	1,043	US$	730	1	US$	730
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	5	US$	3,816
	Audience, Inc.	—	”	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	”	759	US$	650	13	US$	650
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	2,784	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	3,936	US$	1,516	2	US$	1,516

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	2,112	59	US$	2,112
	Acionn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	566	42	US$	566

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	4,955	US$	6,391	4	US$	6,391
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	”	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	”	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	1	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	”	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	823	100	US$	823

	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies, Inc.	—	”	5,107	US$	762	2	US$	762

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,472	6	US$	4,472
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,754	5	US$	3,754
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	10	3	US$	10
	Epic Communication, Inc.	—	”	50	US$	23	—	US$	23
	EON Technology, Corp.	—	”	2,368	US$	656	3	US$	656
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	1,032	US$	686	6	US$	686
	Kilopass Technology, Inc.	—	”	3,887	US$	500	5	US$	500
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Open-end mutual fund
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,668	US$	80,008	—	US$	80,008
	FSITC Taiwan Bond Fund	—	”	352		60,005	—		60,005
	Cathay Bond Fund	—	”	2,509		30,001	—		30,001

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		38,617	100		38,617
	GUC-Japan	Subsidiary	”	1		12,899	100		12,899
	GUC-Europe	Subsidiary	”	—		5,213	100		5,213
	GUC-BVI	Subsidiary	”	550		17,466	100		17,466

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,144	N/A	US$	5,144
	African Development Bank	—	”	2,600	US$	2,622	N/A	US$	2,622
	Allstate Life Global Fdg	—	”	220	US$	221	N/A	US$	221
	Asian Development Bank	—	”	2,500	US$	2,497	N/A	US$	2,497
	Astrazeneca Plc	—	”	2,150	US$	2,349	N/A	US$	2,349
	Australia + New Zealand Bkg	—	”	2,000	US$	2,054	N/A	US$	2,054
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,248	N/A	US$	3,248
	Bank New York Inc. Medium	—	”	2,100	US$	2,262	N/A	US$	2,262
	Bank of New York Mellon	—	”	2,200	US$	2,208	N/A	US$	2,208
	Bear Stearns Cos Inc.	—	”	5,000	US$	4,974	N/A	US$	4,974
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,391	N/A	US$	3,391
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,129	N/A	US$	2,129
	Bnp Paribas SA	—	”	2,310	US$	2,339	N/A	US$	2,339
	Boeing Co.	—	”	450	US$	445	N/A	US$	445
	Bsch Issuances Ltd.	—	”	2,250	US$	2,359	N/A	US$	2,359
	Cello Part/Veri Wirelss	—	”	2,000	US$	2,068	N/A	US$	2,068

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Citibank NA	—	”	5,000	US$	4,996	N/A	US$	4,996
	Citigroup funding Inc.	—	”	2,000	US$	2,016	N/A	US$	2,016
	Credit Suisse New York	—	”	2,000	US$	2,057	N/A	US$	2,057
	European Investment Bank	—	”	2,250	US$	2,243	N/A	US$	2,243
	Federal Farm Cr Bks	—	”	2,250	US$	2,254	N/A	US$	2,254
	Finance for Danish Ind	—	”	1,900	US$	1,900	N/A	US$	1,900
	General Elec Cap Corp.	—	”	1,000	US$	978	N/A	US$	978
	General Elec Cap Corp.	—	”	7,000	US$	7,001	N/A	US$	7,001
	General Elec Cap Corp. Fdic Gtd	—	”	2,500	US$	2,547	N/A	US$	2,547
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Goldman Sachs Group Inc.	—	Available-for-sale financial assets	2,000	US$	1,939	N/A	US$	1,939
	Goldman Sachs Group Incser 2	—	”	3,000	US$	3,012	N/A	US$	3,012
	Hewlett Packard Co.	—	”	3,000	US$	3,000	N/A	US$	3,000
	HSBC Fin Corp.	—	”	2,315	US$	2,233	N/A	US$	2,233
	HSBC USA Inc. Fdic Gtd Tlgp	—	”	2,200	US$	2,277	N/A	US$	2,277
	IBM Corp.	—	”	1,800	US$	1,796	N/A	US$	1,796
	International Business Machs	—	”	3,000	US$	3,027	N/A	US$	3,027
	Intl Bk Recon + Develop	—	”	2,000	US$	2,069	N/A	US$	2,069
	JP Morgan Chase + Co.	—	”	2,500	US$	2,523	N/A	US$	2,523
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	3,000	US$	3,030	N/A	US$	3,030
	Kfw	—	”	2,230	US$	2,236	N/A	US$	2,236
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,953	N/A	US$	1,953
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	673	N/A	US$	673
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,049	N/A	US$	6,049
	Mellon Fdg Corp.	—	”	3,500	US$	3,419	N/A	US$	3,419
	Met Life Glob Funding I	—	”	2,100	US$	2,142	N/A	US$	2,142
	Met Life Glob Funding I	—	”	500	US$	502	N/A	US$	502
	Metlife Inc.	—	”	2,000	US$	2,017	N/A	US$	2,017
	Metropolitan Life Global Fdg	—	”	750	US$	739	N/A	US$	739
	Metropolitan Life Global Fdg I	—	”	3,340	US$	3,278	N/A	US$	3,278
	Morgan Stanley	—	”	2,200	US$	2,212	N/A	US$	2,212
	Morgan Stanley	—	”	2,000	US$	2,032	N/A	US$	2,032
	Morgan Stanley Fdic Gtd Tlgp	—	”	2,210	US$	2,244	N/A	US$	2,244
	Morgan Stanley for Equity	—	”	2,000	US$	1,943	N/A	US$	1,943
	Nordea Bank Fld Plc	—	”	2,250	US$	2,240	N/A	US$	2,240
	Oesterreichische Kontrollbank	—	”	2,000	US$	2,059	N/A	US$	2,059
	Ontario (Province of)	—	”	2,000	US$	1,980	N/A	US$	1,980
	Paccar Finl Corp. Mtn Bk Ent	—	”	1,000	US$	1,007	N/A	US$	1,007
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,638	N/A	US$	1,638
	Pricoa Global Funding 1	—	”	1,200	US$	1,167	N/A	US$	1,167
	Pricoa Global Fdg I Medium	—	”	2,200	US$	2,130	N/A	US$	2,130
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,078	N/A	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,578	N/A	US$	9,578
	Southern Co.	—	”	600	US$	602	N/A	US$	602
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,246	N/A	US$	2,246
	State Str Corp.	—	”	1,940	US$	1,920	N/A	US$	1,920
	Suncorp Metway Ltd.	—	”	2,000	US$	2,004	N/A	US$	2,004
	Suncorp Metway Ltd.	—	”	5,000	US$	5,170	N/A	US$	5,170
	Svenska Handelsbanken Ab	—	”	2,200	US$	2,214	N/A	US$	2,214
	Swedbank Ab	—	”	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,537	N/A	US$	1,537

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Ubs Ag Stamford	—	”	1,300	US$	1,300	N/A	US$	1,300
	US Central Federal Cred	—	”	4,800	US$	4,799	N/A	US$	4,799
	Verizon Communications Inc.	—	”	2,200	US$	2,294	N/A	US$	2,294
	Verizon Global Fdg Corp.	—	”	500	US$	528	N/A	US$	528
	Wachovia Corp. New	—	”	4,000	US$	4,246	N/A	US$	4,246
	Wells Fargo + Company	—	”	2,000	US$	2,013	N/A	US$	2,013
	Westfield Cap Corp. Ltd.	—	”	500	US$	514	N/A	US$	514
	Westpac Banking Corp.	—	”	2,100	US$	2,112	N/A	US$	2,112
	Westpac Banking Corp.	—	”	2,170	US$	2,168	N/A	US$	2,168
	Nationwide Building Society	—	Held-to-maturity financial assets	8,000	US$	8,000	N/A	US$	8,008
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	4,999
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Agency bond
	Fannif Mae	—	Available-for-sale financial assets	2,820	US$	2,814	N/A	US$	2,814
	Fed Hm Ln Pc Pool 1b2830	—	”	2,554	US$	2,635	N/A	US$	2,635
	Fed Hm Ln Pc Pool 1g0115	—	”	2,271	US$	2,315	N/A	US$	2,315
	Fed Hm Ln Pc Pool 1k1210	—	”	2,053	US$	2,121	N/A	US$	2,121
	Fed Hm Ln Pc Pool 780741	—	”	2,121	US$	2,181	N/A	US$	2,181
	Federal Farm Cr Bks	—	”	2,000	US$	2,117	N/A	US$	2,117
	Federal Farm Credit Bank	—	”	3,000	US$	2,990	N/A	US$	2,990
	Federal Farm Credit Bank	—	”	2,200	US$	2,258	N/A	US$	2,258
	Federal Home Ln Bank	—	”	11,000	US$	11,028	N/A	US$	11,028
	Federal Home Ln Mtg Corp.	—	”	1,350	US$	1,352	N/A	US$	1,352
	Federal Home Ln Mtg Corp.	—	”	3,421	US$	3,533	N/A	US$	3,533
	Federal Home Ln Mtg Corp.	—	”	2,662	US$	2,763	N/A	US$	2,763
	Federal Home Ln Mtg Corp.	—	”	2,469	US$	2,521	N/A	US$	2,521
	Federal Home Ln Mtg Corp.	—	”	2,309	US$	2,350	N/A	US$	2,350
	Federal Home Ln Mtg Corp.	—	”	2,358	US$	2,448	N/A	US$	2,448
	Federal Home Loan Bank	—	”	10,000	US$	9,987	N/A	US$	9,987
	Federal Home Loan Bank	—	”	8,000	US$	7,992	N/A	US$	7,992
	Federal Home Loan Bank	—	”	10,000	US$	10,012	N/A	US$	10,012
	Federal Home Loan Bank	—	”	4,700	US$	4,715	N/A	US$	4,715
	Federal Home Loan Bank	—	”	11,200	US$	11,186	N/A	US$	11,186
	Federal Home Loan Bank	—	”	3,310	US$	3,319	N/A	US$	3,319
	Federal Home Loan Bank	—	”	3,000	US$	2,989	N/A	US$	2,989
	Federal Home Loan Bank	—	”	3,000	US$	2,983	N/A	US$	2,983
	Federal Home Loan Bank	—	”	3,000	US$	2,984	N/A	US$	2,984
	Federal Home Loan Mtg Corp.	—	”	1,411	US$	1,441	N/A	US$	1,441
	Federal Home Loan Mtg Corp.	—	”	1,940	US$	2,012	N/A	US$	2,012
	Federal National Mort Assoc	—	”	2,117	US$	2,176	N/A	US$	2,176
	Federal National Mort Assoc	—	”	1,752	US$	1,782	N/A	US$	1,782
	Federal Natl Mtg Assn Gtd Remi	—	”	2,854	US$	2,926	N/A	US$	2,926
	Federal Natl Mtg Assn Mtn	—	”	2,669	US$	2,765	N/A	US$	2,765
	Federal Natl Mtg Assn Remic	—	”	2,871	US$	2,953	N/A	US$	2,953
	Federal Natl Mtg Assn	—	”	4,000	US$	4,228	N/A	US$	4,228
	Federal Natl Mtge Assn	—	”	2,039	US$	2,126	N/A	US$	2,126
	Fhr 3087 Jb	—	”	2,540	US$	2,656	N/A	US$	2,656
	Fnma Pool 745688	—	”	2,272	US$	2,336	N/A	US$	2,336
	Fnma Pool 790772	—	”	1,527	US$	1,568	N/A	US$	1,568
	Fnma Pool 819649	—	”	2,318	US$	2,383	N/A	US$	2,383
	Fnma Pool 829989	—	”	2,146	US$	2,221	N/A	US$	2,221
	Fnma Pool 846233	—	”	2,288	US$	2,332	N/A	US$	2,332
	Fnma Pool 870884	—	”	2,357	US$	2,442	N/A	US$	2,442
	Fnma Pool 879908	—	”	2,056	US$	2,128	N/A	US$	2,128

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnr 2005 47 Ha	—	”	2,652	US$	2,753	N/A	US$	2,753
	Fnr 2006 60 Co	—	”	3,062	US$	3,153	N/A	US$	3,153
	Fnr 2009 70 Nt	—	”	2,537	US$	2,609	N/A	US$	2,609
	Freddie Mac	—	”	4,500	US$	4,491	N/A	US$	4,491
	Gnma II Pool 082431	—	”	2,000	US$	2,030	N/A	US$	2,030

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	21,400	US$	21,394	N/A	US$	21,394
	US Treasury N/B	—	”	2,170	US$	2,158	N/A	US$	2,158
	US Treasury Nts	—	”	37,700	US$	39,012	N/A	US$	39,012
	United States Treas Nts	—	”	10,536	US$	10,548	N/A	US$	10,548
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,091
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Corporate issued note
	Barclays U.S. Fdg LLC	—	Available-for-sale financial assets	4,500	US$	4,489	N/A	US$	4,489
	Royal Bk of Scotland	—	”	5,000	US$	4,982	N/A	US$	4,982

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	8,858	US$	8,858	N/A	US$	8,858
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount					Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	Amount		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	(US$ in Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,046,672
	Formosa Petrochemical Corporation	Held-to-maturity financial assets	”	—	—		3,554,908	—		457,351	—		—		—		—	—		3,178,551
	Taiwan Power Company	”	”	—	—		4,209,629	—		203,892	—		—		—		—	—		3,004,941
	Formosa Plastic Corporation	”	”	—	—		2,385,285	—		203,994	—		—		—		—	—		1,671,815
	China Steel Corporation	”	”	—	—		1,000,000	—		514,672	—		—		—		—	—		1,512,130
	Taipei Fubon Commercial Bank Co., Ltd.	”	”	—	—		—	—		298,677	—		—		—		—	—		298,884

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		2,025,500	—		400,000		383,909		16,091	—		2,003,876

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		262,922	—		—		—		—	—		1,309,615

TSMC	Corporate bond
Development	JP Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—		—	—	US$	15,000

GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	—		—	19,143		270,000	13,475		190,120		190,000		120	5,668		80,008
	FSITC Taiwan Bond Fund	”	First Securities Investment Trust Co., Ltd.	—	—		—	1,146		195,000	794		135,206		135,000		206	352		60,005
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	11,261		170,319		170,000		319	—		—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	13,121		170,241		170,000		241	—		—
	Hua Nan Phoenix Bond Fund	”	Hua Nan Investment Trust Co., Ltd.	—	—		—	10,287		160,000	10,287		160,143		160,000		143	—		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	Available-for-sale financial assets	—	—	—		—	5,000	US$	5,185	—		—		—		—	5,000	US$	5,144
	Banco Bilbao Vizcaya P R	”	—	—	—		—	3,250	US$	3,250	—		—		—		—	3,250	US$	3,248
	Bear Stearns Cos Inc.	”	—	—	—		—	5,000	US$	4,965	—		—		—		—	5,000	US$	4,974
	Bear Stearns Cos Inc.	”	—	—	—		—	3,500	US$	3,360	—		—		—		—	3,500	US$	3,391
	Chase Manhattan Corp. New	”	—	—	3,250	US$	3,353	—		—	3,250	US$	3,380	US$	3,480	US$	(100)	—		—
	Citibank NA	”	—	—	—		—	3,000	US$	3,002	3,000	US$	3,002	US$	3,002		—	—		—
	Citibank NA	”	—	—	—		—	5,000	US$	4,995	—		—		—		—	5,000	US$	4,996
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Deutsche Bank Ag London	Available-for-sale financial assets	—	—	2,995	US$	3,013	—	US$	—	2,995	US$	3,021	US$	3,041	US$	(20)	—	US$	—
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	4,834	4,000	US$	3,880	US$	3,868	US$	12	1,000	US$	978
	General Elec Cap Corp.	”	—	—	—		—	7,000	US$	7,002	—		—		—		—	7,000	US$	7,001
	Goldman Sachs Group Incser 2	”	—	—	—		—	3,000	US$	3,016	—		—		—		—	3,000	US$	3,012
	International Business Machs	”	—	—	—		—	3,000	US$	3,030	—		—		—		—	3,000	US$	3,027
	JP Morgan Chase + Co. Fdic Gtd Tlg	”	—	—	—		—	3,000	US$	3,030	—		—		—		—	3,000	US$	3,030
	Keycorp Fdic Gtd Tlgp	”	—	—	—		—	5,000	US$	5,061	5,000	US$	5,061	US$	5,061		—	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	5,950	US$	6,077	—		—		—		—	5,950	US$	6,049
	Mellon Fdg Corp.	”	—	—	—		—	3,500	US$	3,404	—		—		—		—	3,500	US$	3,419
	Metropolitan Life Global Fdg I	”	—	—	—		—	3,340	US$	3,245	—		—		—		—	3,340	US$	3,278
	Morgan Stanley	”	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Royal Bk of Scotland Plc	”	—	—	—		—	5,000	US$	5,106	—		—		—		—	5,000	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	”	—	—	—		—	9,450	US$	9,596	—		—		—		—	9,450	US$	9,578
	Suncorp Metway Ltd.	”	—	—	—		—	5,000	US$	5,192	—		—		—		—	5,000	US$	5,170
	US Central Federal Cred	”	—	—	—		—	4,800	US$	4,799	—		—		—		—	4,800	US$	4,799
	Wachovia Corp. New	”	—	—	—		—	4,000	US$	4,239	—		—		—		—	4,000	US$	4,246
	Wachovia Corp. New	”	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	”	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—
	Nationwide Building Society	Held-to-maturity financial assets	—	—	—		—	8,000	US$	8,000	—		—		—		—	8,000	US$	8,000
	Westpac Banking Corp. 12/12 Frn	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000

	Agency bond
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—		—	3,179	US$	3,281	US$	3,171	US$	110	—		—
	Fed Hm Ln Pc Pool b19205	”	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	—		—
	Fed Home Ln Bank	”	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	”	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	”	—	—	3,375	US$	3,433	—		—	3,375	US$	3,429	US$	3,370	US$	59	—		—
	Federal Home Ln Bank	”	—	—	—		—	11,000	US$	11,038	—		—		—		—	11,000	US$	11,028
	Federal Home Ln Bks	”	—	—	3,725	US$	3,854	—		—	3,725	US$	3,851	US$	3,721	US$	130	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	”	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	”	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,340	US$	3,428	—		—	3,340	US$	3,431	US$	3,335	US$	96	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,679	US$	3,824	—		—		—		—	3,421	US$	3,533
	Federal Home Ln Mtg Corp.	”	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,996	—		—		—		—	10,000	US$	9,987
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	10,002	2,000	US$	2,000	US$	2,000		—	8,000	US$	7,992
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	10,035	—		—		—		—	10,000	US$	10,012

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Federal Home Loan Bank	”	—	—	—		—	4,700	US$	4,723	—		—		—		—	4,700	US$	4,715
	Federal Home Loan Bank	”	—	—	—		—	11,200	US$	11,200	—		—		—		—	11,200	US$	11,186
	Federal Home Loan Bank	”	—	—	—		—	3,310	US$	3,310	—		—		—		—	3,310	US$	3,319
	Federal Home Loan Bank	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	2,984
	Federal Home Loan Bank	”	—	—	4,500	US$	4,710	—		—	4,500	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	9,246	US$	9,474	9,246	US$	9,461	US$	9,474	US$	(13)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement	Counter-	Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	3,700	US$	3,713	—	US$	—	3,700	US$	3,712	US$	3,700	US$	12	—	US$	—
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,169	—		—	4,000	US$	4,180	US$	4,117	US$	63	—		—
	Federal Natl Mtg Assn	”	—	—	3,500	US$	3,809	—		—	3,500	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	4,000	US$	4,261	—		—		—		—	4,000	US$	4,228
	Federal Natl Mtg Assn	”	—	—	3,750	US$	4,134	—		—	3,750	US$	4,127	US$	4,151	US$	(24)	—		—
	Federal Natl Mtg Assn Gtd Remi	”	—	—	—		—	3,062	US$	3,153	—		—		—		—	2,854	US$	2,926
	Federal Natl Mtg Assn Remic	”	—	—	—		—	3,036	US$	3,127	—		—		—		—	2,871	US$	2,953
	Fnma Pool 257245	”	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	—		—
	Fnma Pool 691283	”	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	—		—
	Fnma Pool 852300	”	—	—	—		—	9,276	US$	9,843	9,206	US$	9,773	US$	9,770	US$	3	—		—
	Fnma Pool 852347	”	—	—	—		—	3,761	US$	3,991	3,721	US$	3,950	US$	3,949	US$	1	—		—
	Fnma Pool 888738	”	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	—		—
	Fnma Pool 888793	”	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	—		—
	Fnma Pool 955778	”	—	—	—		—	7,680	US$	8,138	7,395	US$	7,829	US$	7,836	US$	(7)	—		—
	Fnr 2006 60 Co	”	—	—	—		—	3,239	US$	3,352	—		—		—		—	3,062	US$	3,153
	Freddie Mac	”	—	—	—		—	4,500	US$	4,490	—		—		—		—	4,500	US$	4,491

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	10,266	US$	10,374	—		—	10,357	US$	11,258	US$	11,258		—	10,536	US$	10,548
	US Treasury N/B	”	—	—	—		—	41,900	US$	41,931	20,500	US$	20,564	US$	20,515	US$	49	21,400	US$	21,394
	US Treasury N/B	”	—	—	—		—	3,520	US$	3,498	1,350	US$	1,358	US$	1,341	US$	17	2,170	US$	2,158
	US Treasury Nts	”	—	—	—		—	50,000	US$	52,184	12,300	US$	12,826	US$	12,837	US$	(11)	37,700	US$	39,012
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	—		—	15,000	US$	15,000	—		—		—		—	15,000	US$	15,000

	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	—		—	4,500	US$	4,489	—		—		—		—	4,500	US$	4,489
	Royal Bk of Scotland	”	—	—	—		—	5,000	US$	4,982	—		—		—		—	5,000	US$	4,982

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	495,908	US$	495,908	517,485	US$	517,485	US$	517,485		—	8,858	US$	8,858

	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$	4,584	—		—	4,472	US$	4,480	US$	4,584	US$	(104)	—		—
	Cit Equip Coll Tr	”	—	—	4,000	US$	3,884	—		—	4,000	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	”	—	—	4,353	US$	4,349	—		—	4,090	US$	4,085	US$	4,188	US$	(103)	—		—
	First Un Natl Bk Coml Mtg Tr	”	—	—	4,788	US$	4,715	—		—	4,774	US$	4,780	US$	4,954	US$	(174)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	3,737	US$	3,495	—		—	3,725	US$	3,537	US$	3,697	US$	(160)	—		—
	Tiaa Seasoned Coml Mtg Tr	”	—	—	3,397	US$	3,163	—		—	3,375	US$	3,283	US$	3,392	US$	(109)	—		—
	Wamu Mtg	”	—	—	3,214	US$	2,925	—		—	3,172	US$	3,106	US$	3,114	US$	(8)	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	October 25, 2009 to December 30, 2009	$514,777	By the construction progress	Fu Tsu Construction Co., Ltd. and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$161,251,368	54	Net 30 days after invoice date	—	—	$22,203,242	52
	GUC	Investee with a controlling financial interest	Sales	2,023,612	1	Net 30 days after monthly closing	—	—	338,502	1
	VIS	Investee accounted for using equity method	Sales	139,044	—	Net 30 days after invoice date	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	5,560,707	18	Net 30 days after monthly closing	—	—	(561,165)	5
	TSMC China	Subsidiary	Purchases	3,787,113	12	Net 30 days after monthly closing	—	—	(481,500)	4
	SSMC	Investee accounted for using equity method	Purchases	3,537,659	11	Net 30 days after monthly closing	—	—	(238,741)	2
	VIS	Investee accounted for using equity method	Purchases	3,312,656	10	Net 30 days after monthly closing	—	—	(529,060)	5

GUC	TSMC North America	Same parent company	Purchases	937,160	28	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(173,789)	25

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,801,655	77	Net 30 days after monthly closing	—	—	397,695	73

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$22,211,918	38	$6,438,761	—	$8,899,170	$ —
	GUC	Investee with a controlling financial interest	338,502	50	—	—	—	—
	TSMC China	Subsidiary	111,103	(Note 2)	—	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	397,695	81	160	—	127,130	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2009				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,397,256		$505,232	$505,232	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,545,619		(54,907)	(54,907)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,365,232		89,241	(368,710)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,157,141		1,608,714	427,022	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		2,961,043		(3,244,458)	(3,242,122)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,723,727		360,562	360,562	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,475,014		10,597	(20,659)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,703,163		1,440,241	—	98		1,309,615		(224,620)	(223,546)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,093,943		1,036,422	—	98		1,122,810		(178,442)	(174,873)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		983,126		412,771	146,384	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		959,044		986,797	—	99		305,866		(92,606)	(92,143)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		159,467		35,445	35,445	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		135,663		4,203	4,203	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		18,519		2,392	2,392	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	340,387	US$	9,293	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	70,967	US$	322	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	32,289	21,415	97	US$	13,741	US$	960	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,071	US$	662	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,336	US$	(1,504)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,193	US$	210	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800		—	5,333	70	US$	800	US$	(24)	Note 2	Investee accounted for using equity method
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000		—	1,000	10	US$	1,000	US$	(24)	Note 2	Investee accounted for using equity method
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	380,000	293,637	100	US$	154,432	US$	(125)	Note 2	Subsidiary
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	125,983	US$	313	Note 2	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2009				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	1,705	9,180	59	US$	2,112	US$	(1,105)	Note 2	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	1,777	US$	1,777	4,500	42	US$	566	US$	(1,239)	Note 2	Investee accounted for using equity method
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,550	US$	700	—	100	US$	823	US$	(127)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)
GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		$38,617		$5,617	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,899		1,608	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		5,213		353	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550		—	550	100		17,466		(133)	Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan			from Taiwan				Inward
		Total Amount of		as of			as of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2009			December 31,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		2009 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	2009	2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$ —	$12,180,367 (US$371,000)	100%	$(3,242,122)	$2,961,043	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Years Ended December 31, 2009 and 2008 and
Independent Auditors’ Report

REPRESENTATION LETTER
The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2009, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours, TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By
MORRIS CHANG Chairman
January 22, 2010

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
January 22, 2010
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$171,276,341	29	$194,613,752	35
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	186,081	—	55,730	—
Available-for-sale financial assets (Notes 2, 6 and 24)	14,389,946	2	10,898,715	2
Held-to-maturity financial assets (Notes 2, 7 and 24)	9,944,843	2	5,881,999	1
Receivables from related parties	12,524	—	407	—
Notes and accounts receivable	44,637,642	7	25,023,321	4
Allowance for doubtful receivables (Notes 2 and 8)	(543,325)	—	(455,751)	—
Allowance for sales returns and others (Notes 2 and 8)	(8,724,481)	(1)	(6,071,026)	(1)
Other receivables from related parties	121,292	—	99,918	—
Other financial assets (Note 26)	1,849,987	—	1,911,699	—
Inventories (Notes 2, 3 and 9)	20,913,751	4	14,876,645	3
Deferred income tax assets (Notes 2 and 18)	4,370,309	1	3,969,330	1
Prepaid expenses and other current assets	1,368,838	—	1,813,692	—

Total current assets	259,803,748	44	252,618,431	45

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	17,871,208	3	18,907,158	3
Available-for-sale financial assets	1,358,049	—	2,032,658	—
Held-to-maturity financial assets	15,553,242	3	15,426,252	3
Financial assets carried at cost	3,063,004	1	3,615,447	1

Total long-term investments	37,845,503	7	39,981,515	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	934,090	—	953,857	—
Buildings	142,294,558	24	132,249,996	24
Machinery and equipment	775,653,489	130	697,498,743	125
Office equipment	13,667,747	2	12,430,800	2
Leased assets	714,424	—	722,339	—

	933,264,308	156	843,855,735	151
Accumulated depreciation	(693,743,886)	(117)	(618,816,267)	(110)
Advance payments and construction in progress	34,154,365	6	18,605,882	3

Net property, plant and equipment	273,674,787	45	243,645,350	44

INTANGIBLE ASSETS
Goodwill (Note 2)	5,931,318	1	6,044,392	1
Deferred charges, net (Notes 2 and 13)	6,458,554	1	7,125,828	1

Total intangible assets	12,389,872	2	13,170,220	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	7,988,303	1	6,636,873	1
Refundable deposits	2,733,143	1	2,767,199	1
Others (Notes 2 and 26)	260,864	—	97,001	—

Total other assets	10,982,310	2	9,501,073	2

TOTAL	$594,696,220	100	$558,916,589	100

	2009		2008
	Amount	%	Amount	%

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	$25	—	$85,187	—
Accounts payable	10,905,884	2	5,553,151	1
Payables to related parties (Note 25)	783,007	—	489,857	—
Income tax payable (Notes 2 and 18)	8,800,249	1	9,331,825	2
Salary and bonus payable	9,317,035	2	2,215,780	—
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2, 3 and 20)	6,818,343	1	15,369,730	3
Payables to contractors and equipment suppliers	28,924,265	5	7,998,773	1
Accrued expenses and other current liabilities (Notes 16, 24 and 28)	12,635,182	2	7,540,055	1
Current portion of bonds payable and bank loans (Notes 14, 15, 24 and 26)	949,298	—	8,222,398	2

Total current liabilities	79,133,288	13	56,806,756	10

LONG-TERM LIABILITIES
Bonds payable (Notes 14 and 24)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 15, 24 and 26)	578,560	—	1,420,476	—
Other long-term payables (Notes 16, 24 and 28)	5,602,420	1	9,548,226	2
Obligations under capital leases (Notes 2 and 24)	707,499	—	722,339	—

Total long-term liabilities	11,388,479	2	16,191,041	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,797,032	1	3,701,584	1
Guarantee deposits (Note 28)	1,006,023	—	1,484,495	—
Deferred credits (Note 2)	185,689	—	316,537	—
Others	137,161	—	43,709	—

Total other liabilities	5,125,905	1	5,546,325	1

Total liabilities	95,647,672	16	78,544,122	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Notes 20 and 22)
Authorized: 28,050,000 thousand shares
Issued: 25,902,706 thousand shares in 2009
25,625,437 thousand shares in 2008	259,027,066	43	256,254,373	46

Capital surplus (Notes 2 and 20)	55,486,010	9	49,875,255	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	77,317,710	13	67,324,393	12
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	104,564,972	18	102,337,417	18

	181,882,682	31	170,053,667	30

Others (Notes 2, 22 and 24)
Cumulative translation adjustments	(1,766,667)	—	481,158	—
Unrealized gain/loss on financial instruments	453,621	—	(287,342)	—

	(1,313,046)	—	193,816	—

Equity attributable to shareholders of the parent	495,082,712	83	476,377,111	85

MINORITY INTERESTS (Note 2)	3,965,836	1	3,995,356	1

Total shareholders’ equity	499,048,548	84	480,372,467	86

TOTAL	$594,696,220	100	$558,916,589	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$309,655,614		$341,983,355

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	13,913,375		8,825,695

NET SALES	295,742,239	100	333,157,660	100

COST OF SALES (Notes 3, 9, 19 and 25)	166,413,628	56	191,408,099	58

GROSS PROFIT	129,328,611	44	141,749,561	42

OPERATING EXPENSES (Note 19)
Research and development	21,593,398	7	21,480,937	7
General and administrative	11,285,478	4	11,096,599	3
Marketing	4,487,849	2	4,736,657	1

Total operating expenses	37,366,725	13	37,314,193	11

INCOME FROM OPERATIONS	91,961,886	31	104,435,368	31

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	2,600,925	1	5,373,823	2
Settlement income (Note 28)	1,464,915	1	951,180	—
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	594,660	—	—	—
Technical service income (Notes 25 and 28)	367,013	—	1,181,966	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	45,994	—	701,533	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 24)	15,999	—	721,050	—
Foreign exchange gain, net (Note 2)	—	—	1,227,653	1
Others (Note 2)	564,042	—	664,244	—

Total non-operating income and gains	5,653,548	2	10,821,449	3

     (Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment of financial assets (Notes 2, 6, 11 and 24)	$913,230	1	$1,560,055	1
Foreign exchange loss, net (Note 2)	626,971	—	—	—
Interest expense	391,479	—	614,988	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	—	—	1,081,019	—
Loss on idle assets (Note 2)	—	—	210,477	—
Others (Note 2)	221,107	—	318,032	—

Total non-operating expenses and losses	2,152,787	1	3,784,571	1

INCOME BEFORE INCOME TAX	95,462,647	32	111,472,246	33

INCOME TAX EXPENSE (Notes 2 and 18)	5,996,424	2	10,949,009	3

NET INCOME	$89,466,223	30	$100,523,237	30

ATTRIBUTABLE TO:
Shareholders of the parent	$89,217,836	30	$99,933,168	30
Minority interests	248,387	—	590,069	—

	$89,466,223	30	$100,523,237	30

	2009		2008
	Income Attributable to		Income Attributable to
	Shareholders of the		Shareholders of the
	Parent		Parent
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$3.68	$3.45	$4.26	$3.84

Diluted earnings per share	$3.67	$3.44	$4.23	$3.81

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated January 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
				Retained Earnings					Unrealized
	Capital Stock — Common Stock			Legal	Special			Cumulative	Gain (Loss)					Total
	Shares (In		Capital	Capital	Capital	Unappropriated		Translation	on Financial	Treasury	Others		Minority	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$3,594,169	$490,685,571

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(237,693)	237,693	—	—	—	—	—	—	—	—
Profit sharing to employees — in cash	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	(3,939,883)	—	(3,939,883)
Profit sharing to employees — in stock	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	—	(76,881,311)	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—	—	—	—
Bonus to directors	—	—	—	—	—	(176,890)	(176,890)	—	—	—	—	(176,890)	—	(176,890)
Capital surplus transferred to capital stock	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2008	—	—	—	—	—	99,933,168	99,933,168	—	—	—	—	99,933,168	590,069	100,523,237
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137,063)	—	—	—	—	—	—	—	—	(137,063)	11,700	(125,363)
Translation adjustments	—	—	—	—	—	—	—	1,554,011	—	—	1,554,011	1,554,011	(68,792)	1,485,219
Issuance of stock from exercising employee stock options	6,027	60,266	166,884	—	—	—	—	—	—	—	—	227,150	—	227,150
Cash dividends received by subsidiaries from parent company	—	—	102,279	—	—	—	—	—	—	—	—	102,279	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(826,251)	—	(826,251)	(826,251)	(17,048)	(843,299)
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	(142,088)	—	(142,088)	(142,088)	—	(142,088)
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(30,427,413)	(30,427,413)	(30,427,413)	—	(30,427,413)
Treasury stock retired	(1,329,817)	(13,298,168)	(3,220,714)	—	—	(63,293,563)	(63,293,563)	—	—	79,812,445	79,812,445	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(114,742)	(114,742)

BALANCE, DECEMBER 31, 2008	25,625,437	256,254,373	49,875,255	67,324,393	391,857	102,337,417	170,053,667	481,158	(287,342)	—	193,816	476,377,111	3,995,356	480,372,467

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(391,857)	391,857	—	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00per share	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	—	—	(76,876,312)	—	(76,876,312)
Stock dividends to shareholders — NT$0.02per share	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—	—	—	—
Profit sharing to employees — in stock	141,870	1,418,699	6,076,289	—	—	—	—	—	—	—	—	7,494,988	—	7,494,988
Capital surplus transferred to capital stock	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2009	—	—	—	—	—	89,217,836	89,217,836	—	—	—	—	89,217,836	248,387	89,466,223
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115,418	—	—	—	—	—	—	—	—	115,418	(38,966)	76,452
Translation adjustments	—	—	—	—	—	—	—	(2,247,825)	—	—	(2,247,825)	(2,247,825)	39,786	(2,208,039)
Issuance of stock from exercising employee stock options	7,272	72,722	187,811	—	—	—	—	—	—	—	—	260,533	—	260,533
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	622,541	—	622,541	622,541	6,047	628,588
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	118,422	—	118,422	118,422	—	118,422
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(284,774)	(284,774)

BALANCE, DECEMBER 31, 2009	25,902,706	$259,027,066	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$—	$(1,313,046)	$495,082,712	$3,965,836	$499,048,548

Note: TSMC’s profit sharing to employees and bonus to directors in the amount of NT$6,771,338 thousand and NT$15,148,057 thousand, respectively, had been charged against earnings of 2009 and 2008.
The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$89,217,836	$99,933,168
Net income attributable to minority interests	248,387	590,069
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,814,748	81,512,191
Amortization of premium/discount of financial assets	21,483	(93,393)
Impairment of financial assets	913,230	1,560,055
Loss (gain) on disposal of available-for-sale financial assets, net	20,337	(637,219)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Gain on disposal of financial assets carried at cost, net	(20,245)	(83,831)
Equity in earnings of equity method investees, net	(45,994)	(701,533)
Dividends received from equity method investees	1,239,490	1,661,134
Gain on disposal of property, plant and equipment and other assets, net	(45,475)	(100,285)
Loss on idle assets	—	210,477
Deferred income tax	(1,752,409)	2,279,414
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(215,513)	1,412,531
Receivables from related parties	(12,117)	10,478
Notes and accounts receivable	(19,614,321)	22,180,805
Allowance for doubtful receivables	87,574	(246,056)
Allowance for sales returns and others	2,653,455	1,981,991
Other receivables from related parties	(21,374)	143,702
Other financial assets	7,834	(425,937)
Inventories	(6,037,106)	8,985,615
Prepaid expenses and other current assets	585,430	(443,462)
Increase (decrease) in:
Accounts payable	4,916,885	(6,021,731)
Payables to related parties	293,150	(1,013,519)
Income tax payable	(531,576)	(1,794,303)
Salary and bonus payable	7,101,255	(17,670)
Accrued profit sharing to employees and bonus to directors and supervisors	(1,056,399)	15,369,730
Accrued expenses and other current liabilities	1,356,269	(3,936,757)
Accrued pension cost	95,448	36,062
Deferred credits	(237,726)	(858,161)

Net cash provided by operating activities	159,966,465	221,493,565

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(87,784,906)	$(59,222,654)
Available-for-sale financial assets	(38,800,577)	(85,273,867)
Held-to-maturity financial assets	(12,224,353)	(16,523,275)
Investments accounted for using equity method	(42,947)	(55,871)
Financial assets carried at cost	(321,195)	(463,211)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	36,039,978	138,515,023
Held-to-maturity financial assets	7,944,800	15,634,620
Financial assets carried at cost	131,075	199,424
Property, plant and equipment and other assets	24,241	194,940
Proceeds from return of capital by investees	—	2,345,867
Increase in deferred charges	(1,469,831)	(3,395,287)
Decrease in refundable deposits	34,056	10,570
Decrease (increase) in other assets	1,176	(8,163)

Net cash used in investing activities	(96,468,483)	(8,041,884)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term bank loans	286,574	98,400
Repayments of:
Long-term bank loans	(378,673)	(468,313)
Bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(478,472)	(758,514)
Proceeds from exercise of employee stock options	260,533	227,150
Cash dividends	(76,876,312)	(76,779,032)
Profit sharing to employees in cash	—	(3,939,883)
Bonus to directors	—	(176,890)
Repurchase of treasury stock	—	(33,480,997)
Decrease in minority interests	(284,774)	(114,742)

Net cash used in financing activities	(85,471,124)	(115,392,821)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,973,142)	98,058,860

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,364,269)	1,568,404

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	194,613,752	94,986,488

CASH AND CASH EQUIVALENTS, END OF YEAR	$171,276,341	$194,613,752

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008
SUPPLEMENTAL INFORMATION
Interest paid	$580,376	$676,318

Income tax paid	$8,088,124	$10,477,018

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$109,151,226	$60,978,527
Increase in payables to contractors and equipment suppliers	(21,361,340)	(1,742,041)
Nonmonetary exchange trade-out price	(809)	—
Increase in obligations under capital leases	(4,171)	(13,832)

Cash paid	$87,784,906	$59,222,654

Disposal of property, plant and equipment and other assets	$25,050	$194,940
Nonmonetary exchange trade-out price	(809)	—

Cash received	$24,241	$194,940

Repurchase of treasury stock	$—	$30,427,413
Decrease in accrued expenses and other current liabilities	—	3,053,584

Cash paid	$—	$33,480,997

NONCASH FINANCING ACTIVITIES
Current portion of bonds payable	$—	$8,000,000

Current portion of long-term bank loans	$949,298	$222,398

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$4,005,307	$1,126,546

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated January 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2009 and 2008, TSMC and its subsidiaries had 26,390 and 24,834 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2008	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	—	100%	In June 2009, TSMC International was merged into TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	36%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	42%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	TSMC Development, Inc. (TSMC Development)	100%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.

TSMC Development	WaferTech, LLC (WaferTech)	99.9%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	59%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2008	Remark
GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC- BVI)	100%	—	Newly established in February 2009.
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2009:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, agency bonds, corporate issued notes and corporate bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the year; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: open-end mutual funds and money market funds — net asset values at the end of the year; publicly traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors and Supervisors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such a change in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$12,827,595 thousand and NT$0.49, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted SFAS No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2009	2008

Cash and deposits in banks	$167,448,973	$185,943,439
Repurchase agreements collateralized by government bonds	3,359,754	8,670,313
Agency bonds	253,013	—
Corporate issued notes	160,150	—
Corporate bonds	54,451	—

	$171,276,341	$194,613,752

5.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2008
Trading financial assets

Forward exchange contracts	$4,338	$28,423
Cross currency swap contracts	181,743	14,049
Publicly traded stocks	—	13,258

	$186,081	$55,730

Trading financial liabilities

Forward exchange contracts	$25	$35,812
Cross currency swap contracts	—	49,375

	$25	$85,187

The Company entered into derivative contracts during the years ended December 31, 2009 and 2008 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
December 31, 2009

Sell US$/buy NT$	February 2010	US$21,300/NT$686,788

December 31, 2008

Sell US$/buy NT$	January 2009 to February 2009	US$138,900/NT$4,558,672
Sell EUR/buy NT$	January 2009	EUR1,500/NT$63,150
Sell RMB/buy US$	January 2009 to April 2009	RMB55,010/US$8,000
Sell US$/buy JPY	January 2009 to February 2009	US$131/JPY11,800
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received

December 31, 2009

January 2010 to February 2010	US$750,000/NT$24,201,706	0.24%-0.70%	0.00%-0.38%

December 31, 2008

January 2009	US$307,000/NT$10,061,232	0.54%-5.00%	0.00%-3.83%
For the years ended December 31, 2009 and 2008, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$594,660 thousand and a net loss of NT$1,081,019 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2008

Corporate bonds	$7,042,219	$3,279,073
Agency bonds	5,032,037	5,696,511
Government bonds	2,341,780	340,893
Publicly traded stocks	574,865	279,937
Corporate issued notes	303,367	—
Money market funds	283,713	1,000,086
(Continued)

	December 31
	2009	2008

Open-end mutual funds	$170,014	$—
Corporate issued asset-backed securities	—	2,334,873

	15,747,995	12,931,373
Current portion	(14,389,946)	(10,898,715)

	$1,358,049	$2,032,658

		(Concluded)
For the years ended December 31, 2009 and 2008, the Company recognized impairment on available-for-sale financial assets of NT$201,346 thousand and NT$934,584 thousand, respectively.
7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2008

Corporate bonds	$15,120,048	$18,158,679
Structured time deposits	7,000,000	1,643,000
Government bonds	3,378,037	1,506,572

	25,498,085	21,308,251
Current portion	(9,944,843)	(5,881,999)

	$15,553,242	$15,426,252

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal		Range of
	Amount	Interest Receivable	Interest Rates	Maturity Date

December 31, 2009

Callable domestic deposits	$7,000,000	$4,308	0.36%-0.95%	July 2010 to August 2011

December 31, 2008

Callable foreign deposits	$1,643,000	$660	4.82%	December 2011

As of December 31, 2008, the principal of the structured time deposits that resided in banks located in Hong Kong amounted to US$50,000 thousand, which was called back in March 2009.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$455,751	$701,807
Provision	331,485	14,880
Write-off	(243,911)	(260,936)

Balance, end of year	$543,325	$455,751

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$6,071,026	$4,089,035
Provision	13,913,375	8,825,695
Write-off	(11,259,920)	(6,843,704)

Balance, end of year	$8,724,481	$6,071,026

9.	INVENTORIES

	December 31
	2009	2008

Finished goods	$2,743,450	$5,782,704
Work in process	15,302,010	7,606,608
Raw materials	1,541,599	334,363
Supplies and spare parts	1,326,692	1,152,970

	$20,913,751	$14,876,645

Reversal of inventories within the original write-down amount to net realizable value in the amount of NT$428,162 thousand, and write-down of inventories to net realizable value in the amount of NT$1,660,854 thousand were included in the cost of sales for the years ended December 31, 2009 and 2008, respectively.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,365,232	37	$9,787,275	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,157,141	39	6,808,192	39
VisEra Holding Company (VisEra Holding)	2,273,065	49	2,277,126	49
Mcube Inc. (Mcube)	25,624	70	—	—
Aiconn Technology Corporation (Aiconn)	18,116	42	34,565	44
Preferred stock
Mcube	32,030	10	—	—

	$17,871,208		$18,907,158

The Company will subscribe through a private placement for new shares of Motech Industries Inc. (“Motech”) under a Share Subscription Agreement entered into on December 9, 2009. The total consideration is approximately NT$6.2 billion (US$193 million). After the subscription of shares, the Company will own 20% of the Motech shares. The transaction is still subject to Motech’s shareholders’ approval and regulatory approval.
In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$57,960 thousand. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the years ended December 31, 2009 and 2008, equity in earnings/losses of equity method investees was net gain of NT$45,994 thousand and NT$701,533 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Mcube for the year ended December 31, 2009. The Company believes that, had Mcube’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.
As of December 31, 2009 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS) were NT$10,114,398 thousand and NT$4,680,264 thousand, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2009	2008

Balance, beginning of year	$1,990,621	$2,589,742
Amortization	(599,121)	(599,121)

Balance, end of year	$1,391,500	$1,990,621

As of December 31, 2009 and 2008, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061,885 thousand.

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009	2008

Non-publicly traded stocks	$2,899,600	$3,453,454
Mutual funds	163,404	161,993

	$3,063,004	$3,615,447

In August 2009, the common stock of Leadtrend Technology Corporation (“Leadtrend”) was listed on the Taiwan Stock Exchange. Thus, the Company reclassified its investment in Leadtrend from financial assets carried at cost to available-for-sale financial assets-noncurrent.
For the years ended December 31, 2009 and 2008, the Company recognized impairment on financial assets carried at cost of NT$711,884 thousand and NT$625,471 thousand, respectively.
12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2009
	Balance,				Effect of
	Beginning				Exchange Rate	Balance,
	of Year	Additions	Disposals	Reclassification	Changes	End of Year
Cost
Land and land improvements	$953,857	$—	$—	$1,817	$(21,584)	$934,090
Buildings	132,249,996	10,530,802	(12,978)	(19,910)	(453,352)	142,294,558
Machinery and equipment	697,498,743	81,548,279	(1,872,721)	9,964	(1,530,776)	775,653,489
Office equipment	12,430,800	1,491,370	(226,779)	22,821	(50,465)	13,667,747
Leased asset	722,339	4,171	—	7,143	(19,229)	714,424

	843,855,735	$93,574,622	$(2,112,478)	$21,835	$(2,075,406)	933,264,308

Accumulated depreciation
Land and land improvements	295,898	$30,072	$—	$—	$(8,390)	317,580
Buildings	72,681,699	9,379,371	(12,971)	(5,779)	(220,602)	81,821,718
Machinery and equipment	535,962,291	68,064,750	(1,791,122)	(6,271)	(1,434,174)	600,795,474
Office equipment	9,693,809	1,168,317	(224,769)	(158)	(47,850)	10,589,349
Leased asset	182,570	36,126	—	7,143	(6,074)	219,765

	618,816,267	$78,678,636	$(2,028,862)	$(5,065)	$(1,717,090)	693,743,886

Advance payments and construction in progress	18,605,882	$15,576,604	$—	$(26,426)	$(1,695)	34,154,365

	$243,645,350					$273,674,787

	Year Ended December 31, 2008
	Balance,				Effect of
	Beginning	Addition			Exchange	Balance,
	of Year	(Deductions)	Disposals	Reclassification	Rate Changes	End of Year
Cost
Land and land improvements	$942,197	$—	$—	$821	$10,839	$953,857
Buildings	118,640,027	12,750,078	(8,524)	(706)	869,121	132,249,996
Machinery and equipment	646,419,427	50,423,075	(1,320,975)	131,067	1,846,149	697,498,743
Office equipment	11,829,640	997,253	(294,526)	(167,598)	66,031	12,430,800
Leased asset	652,296	13,832	—	—	56,211	722,339

	778,483,587	$64,184,238	$(1,624,025)	$(36,416)	$2,848,351	843,855,735

Accumulated depreciation
Land and land improvements	262,703	$28,613	$—	$—	$4,582	295,898
Buildings	63,239,922	9,117,602	(8,524)	393	332,306	72,681,699
Machinery and equipment	467,665,072	68,349,425	(1,179,517)	(35,055)	1,162,366	535,962,291
Office equipment	8,796,752	1,223,475	(293,433)	(84,663)	51,678	9,693,809
Leased asset	135,118	33,901	—	—	13,551	182,570

	540,099,567	$78,753,016	$(1,481,474)	$(119,325)	$1,564,483	618,816,267

Advance payments and construction in progress	21,868,167	$(3,205,711)	$—	$(98,013)	$41,439	18,605,882

	$260,252,187					$243,645,350

The Company entered into agreements to lease buildings that qualify as capital leases. The terms of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of December 31, 2009 is NT$787,093 thousand.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2009
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance, End of
	Year	Additions	Amortization	Disposals	Reclassification	Changes	Year

Technology license fee	$4,125,212	$2,000	$(902,061)	$—	$378	$5,095	$3,230,624
Software and system design costs	1,801,831	965,676	(928,583)	—	(4,310)	(86)	1,834,528
Patent and others	1,198,785	502,601	(299,731)	—	(5,502)	(2,751)	1,393,402

	$7,125,828	$1,470,277	$(2,130,375)	$—	$(9,434)	$2,258	$6,458,554

	Year Ended December 31, 2008
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance, End of
	Year	Additions	Amortization	Disposals	Reclassification	Changes	Year

Technology license fee	$5,819,148	$9,256	$(1,691,242)	$—	$—	$(11,950)	$4,125,212
Software and system design costs	1,449,603	1,171,163	(806,096)	(14,279)	59	1,381	1,801,831
Patent and others	654,850	754,402	(218,957)	—	—	8,490	1,198,785

	$7,923,601	$1,934,821	$(2,716,295)	$(14,279)	$59	$(2,079)	$7,125,828

14.	BONDS PAYABLE

	December 31
	2009	2008

Domestic unsecured bonds:
Issued in January 2002 and repayable in 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	LONG-TERM BANK LOANS

	December 31
	2009	2008

Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.67%-2.70% in 2009 and 2.56%-3.67% in 2008	$788,263	$728,400
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.97% in 2009 and 3.62% in 2008	640,895	658,719
Repayable from December 2007 in 8 semi-annual installments, annual interest at 1.10%-2.42% in 2009 and 2.42%-3.23% in 2008	98,700	168,750
Repayable from May 2007 in 16 quarterly installments, fully repaid in June 2009, annual interest at 2.42%-3.00%	—	37,828
Repayable from March 2007 in 12 quarterly installments, fully repaid in June 2009, annual interest at 2.53%-3.21%	—	32,472
(Continued)

	December 31
	2009	2008

Repayable from April 2005 in 16 quarterly installments, annual interest at 2.42%-3.00%	$—	$8,995
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.56%-3.15%	—	7,710

	1,527,858	1,642,874
Current portion	(949,298)	(222,398)

	$578,560	$1,420,476

(Concluded)
Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China have to meet certain financial covenants. As of December 31, 2009, TSMC China was not in compliance with part of the aforementioned financial covenants. However, this did not have a significant effect on the Company’s financial position. According to the terms of Xintec’s loan agreements, semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2009, Xintec was in compliance with all such financial covenants.
As of December 31, 2009, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2010	$949,298
2011	275,503
2012	242,603
2013	60,454

$1,527,858

16.	OTHER LONG-TERM PAYABLES

	December 31
	2009	2008

Payables for acquisition of property, plant and equipment (Note 28g)	$8,355,395	$8,579,726
Payables for royalties	1,252,332	2,095,046

	9,607,727	10,674,772
Current portion (classified under accrued expenses and other current liabilities)	(4,005,307)	(1,126,546)

	$5,602,420	$9,548,226

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2010	$4,005,307
2011	3,075,094
2012	2,527,326

$9,607,727

17.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$748,071 thousand and NT$779,612 thousand for the years ended December 31, 2009 and 2008, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan.

Pension information on the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2009	2008

Service cost	$166,480	$151,656
Interest cost	150,647	171,345
Projected return on plan assets	(57,382)	(68,373)
Amortization	29,924	4,461

Net periodic pension cost	$289,669	$259,089

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2009 and 2008

	2009	2008

Benefit obligation
Vested benefit obligation	$123,524	$114,930
Nonvested benefit obligation	3,790,560	4,182,434

Accumulated benefit obligation	3,914,084	4,297,364
Additional benefits based on future salaries	2,643,695	3,263,413

Projected benefit obligation	6,557,779	7,560,777
Fair value of plan assets	(2,661,566)	(2,487,577)

Funded status	3,896,213	5,073,200
Unrecognized net transition obligation	(92,777)	(101,326)
Prior service cost	161,977	169,216
Unrecognized net loss	(168,381)	(1,439,506)

Accrued pension cost	$3,797,032	$3,701,584

Vested benefit	$135,501	$126,259

c. Actuarial assumptions at December 31, 2009 and 2008

Discount rate used in determining present values	2.25%	2.00%-2.50%
Future salary increase rate	3.00%	2.00%-3.00%
Expected rate of return on plan assets	1.50%-2.00%	2.25%-2.50%

d. Contributions to the Funds for the year	$194,221	$206,873

e. Payments from the Funds for the year	$37,801	$28,990

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2009	2008

Income tax expense based on “income before income tax” at statutory rates	$24,182,953	$27,970,388
The effect of the following:
Tax-exempt income	(8,652,030)	(9,670,500)
Temporary and permanent differences	3,136,013	2,122,899
Others	247,050	44,073
Additional tax at 10% on unappropriated earnings	30,707	13,926
Net operating loss carryforwards used	(66,135)	(205,234)
Income tax credits used	(9,984,616)	(11,109,313)

Income tax currently payable	$8,893,942	$9,166,239

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2009	2008

Income tax currently payable	$8,893,942	$9,166,239
Income tax adjustments on prior years	(1,159,353)	(707,255)
Other income tax adjustments	23,023	204,587
Net change in deferred income tax assets
Investment tax credits	(1,291,102)	1,060,599
Net operating loss carryforwards	59,940	411,368
Temporary differences	(1,042,295)	(2,129,121)
Valuation allowance	512,269	2,942,592

Income tax expense	$5,996,424	$10,949,009

c.	Net deferred income tax assets consisted of the following:

	December 31
	2009	2008

Current deferred income tax assets
Investment tax credits	$3,304,092	$2,885,762
Temporary differences
Allowance for sales returns and others	814,557	710,098
Others	665,586	846,376
Valuation allowance	(413,926)	(472,906)

	$4,370,309	$3,969,330

Noncurrent deferred income tax assets
Investment tax credits	$12,184,624	$11,311,852
Net operating loss carryforwards	3,440,825	3,588,968
Temporary differences
Depreciation	(1,573,025)	(2,134,460)
Others	1,106,746	506,181
Valuation allowance	(7,170,867)	(6,635,668)

	$7,988,303	$6,636,873

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises will be reduced from 25% to 20%, and will be effective starting in 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China had recalculated their deferred tax assets in accordance with the amended Article and adjusted the resulting difference as an income tax expense.

As of December 31, 2009, the net operating loss carryforwards generated by WaferTech, TSMC Development, Xintec and Mutual-Pak would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2009 and 2008 was NT$369,265 thousand and NT$521,634 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2009 and 2008 were 0.35% and 9.10%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2009, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$587,048	$—	2009
		1,331,228	110,488	2010
		4,711,020	66,368	2011
		3,464,868	3,464,868	2012
		3,315,509	3,315,509	2013

		$13,409,673	$6,957,233

Statute for Upgrading Industries	Research and development expenditures	$2,711,736	$9,353	2010
		2,809,829	2,090,320	2011
		2,968,208	2,968,208	2012
		3,409,744	3,409,744	2013

		$11,899,517	$8,477,625

Statute for Upgrading Industries	Personnel training expenditures	$37	$—	2009
		23,905	759	2010
		20,081	20,081	2011
		32,534	32,534	2012
		484	484	2013

		$77,041	$53,858

Statute for Upgrading Industries	Investments in important technology-based enterprises	$7,297	$—	2009
		79,804	—	2010

		$87,101	$—

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2005 and 2006 plant expansion of GUC	To be determined
2003 plant expansion of Xintec	2007 to 2011

h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$18,122,593	$15,798,756	$33,921,349
Labor and health insurance	698,566	579,231	1,277,797
Pension	603,765	433,910	1,037,675
Meal	442,328	195,758	638,086
Welfare	527,662	201,487	729,149
Others	134,334	233,258	367,592

	$20,529,248	$17,442,400	$37,971,648

Depreciation	$74,482,133	$4,180,237	$78,662,370

Amortization	$1,259,949	$870,426	$2,130,375

	Year Ended December 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$19,574,249	$15,654,567	$35,228,816
Labor and health insurance	766,952	489,601	1,256,553
Pension	634,730	403,962	1,038,692
Meal	474,048	188,407	662,455
Welfare	640,817	273,055	913,872
Others	262,144	171,631	433,775

	$22,352,940	$17,181,223	$39,534,163

Depreciation	$74,703,223	$4,033,588	$78,736,811

Amortization	$1,837,540	$878,755	$2,716,295

20.	SHAREHOLDERS’ EQUITY

As of December 31, 2009, 1,097,513 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2009	2008
Additional paid-in capital	$23,457,805	$17,962,468
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	329,570	214,152
Donations	55	55

	$55,486,010	$49,875,255

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC has recorded profit sharing to employees as a charge to earnings of approximately 7.5% and 15% of net income for the years ended December 2009 and 2008, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2008 and 2007 had been approved in the TSMC’s shareholders meetings held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007
Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Profit sharing to employees — in cash	—	3,939,883
Profit sharing to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

TSMC’s profit sharing to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The profit sharing to employee in stock of 141,870 thousand shares was determined by the closing price of TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.

TSMC’s shareholders meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.

As of January 22, 2010, the Board of Directors of TSMC has not resolved the appropriation for earnings of 2009.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2009.

Information about TSMC’s outstanding options for the years ended December 31, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2009

Balance, beginning of year	36,234	$34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

Year ended December 31, 2008

Balance, beginning of year	41,875	35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2009, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)

$22.8- $32.0	21,179	3.18	$29.1
38.0- 50.1	7,631	4.88	45.5

	28,810	3.63	33.5

As of December 31, 2009, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the years ended December 31, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise Prices
	Options	(NT$)
Year ended December 31, 2009

Balance, beginning of year	5,557	$63.9
Options granted	87	13.8
Options exercised	(1,475)	11.0
Options canceled	(359)	63.4

Balance, end of year	3,810	83.5

Year ended December 31, 2008

Balance, beginning of year	7,598	60.3
Options granted	284	14.8
Options exercised	(2,115)	14.0
Options canceled	(210)	168.4

Balance, end of year	5,557	66.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2009, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$ 8.4	374	1.00	$8.4	374	$8.4
15.5	1,796	1.67	15.5	154	15.5
175.0	1,640	4.00	175.0	—	—

	3,810	2.61	83.5	528	10.5

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)

Year ended December 31, 2009

Balance, beginning of year	7,442	$14.8
Options exercised	(2,552)	13.5
Options canceled	(930)	17.1

Balance, end of year	3,960	14.7

Year ended December 31, 2008

Balance, beginning of year	9,642	15.1
Options exercised	(728)	12.4
Options canceled	(1,472)	15.5

Balance, end of year	7,442	14.8

The exercise prices have been adjusted to reflect the appropriation of earnings by Xintec in accordance with the plans.

As of December 31, 2009, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.2- $14.1	2,092	6.79	$12.5	904	$12.5
15.2- 19.2	1,868	7.68	17.2	550	17.2

	3,960	7.21	14.7	1,454	14.4

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2009 and 2008 would have been as follows:

		2009	2008
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

Xintec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$89,217,836	$99,933,168
Pro forma		88,838,182	100,037,622

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$3.45	$3.84
Pro forma basic EPS		3.44	3.84
Diluted EPS as reported		3.44	3.81
Pro forma diluted EPS		3.43	3.81

22.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Year ended December 31, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,295,549	—

	834,096	495,549	171	1,329,816	—

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

TSMC held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. TSMC had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired on August 2008.
23.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders of the parent	$95,189,766	$89,217,836	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,801

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$95,189,766	$89,217,836	25,913,603	$3.67	$3.44

(Continued)

	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Year ended December 31, 2008

Basic EPS
Earnings available to common shareholders of the parent	$110,847,835	$99,933,168	26,039,186	$4.26	$3.84

Effect of dilutive potential common shares	—	—	196,493

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$110,847,835	$99,933,168	26,235,679	$4.23	$3.81

(Concluded)
As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends. This adjustment caused each the basic and diluted after income tax EPS for the year ended December 31, 2008 to decrease from NT$3.86 to NT$3.84 and NT$3.83 to NT$3.81, respectively.
24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$186,081	$186,081	$55,730	$55,730
Available-for-sale financial assets	15,747,995	15,747,995	12,931,373	12,931,373
Held-to-maturity financial assets	25,498,085	25,671,664	21,308,251	21,457,008

Liabilities

Financial liabilities at fair value through profit or loss	25	25	85,187	85,187
Bonds payable (including current portion)	4,500,000	4,574,979	12,500,000	12,612,423
Long-term bank loans (including current portion)	1,527,858	1,527,858	1,642,874	1,642,874
Other long-term payables (including current portion)	9,607,727	9,607,727	10,674,772	10,674,772
Obligations under capital leases	707,499	707,499	722,339	722,339

b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of the bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2009 and 2008 estimated using valuation techniques were recognized as net gains of NT$186,056 thousand and net losses of NT$42,715 thousand, respectively.

d.	As of December 31, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$40,857,296 thousand and NT$34,002,159 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$4,500,025 thousand and NT$12,585,187 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$1,527,858 thousand and NT$1,642,874 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31, 2009
		From
		Available-
	From	for-sale
	Available-	Financial Assets
	for-sale	Held by
	Financial Assets	Investees	Total

Balance, beginning of year	$(198,413)	$(88,929)	$(287,342)
Recognized directly in shareholders’ equity	391,801	118,422	510,223
Removed from shareholders’ equity and recognized in earnings	230,740	—	230,740

Balance, end of year	$424,128	$29,493	$453,621

	Year Ended December 31, 2008
		From
		Available-
	From	for-sale
	Available-	Financial Assets
	for-sale	Held by
	Financial Assets	Investees	Total

Balance, beginning of year	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	(1,130,599)	(142,088)	(1,272,687)
Removed from shareholders’ equity and recognized in earnings	304,348	—	304,348

Balance, end of year	$(198,413)	$(88,929)	$(287,342)

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to turmoil in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The Company’s long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the effective rate of the long-term bank loans, which will affect future cash flows.

25.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

c.	Others

Related parties over which the Company exercises significant influence but with which the Company had no material transactions.

	2009		2008
	Amount	%	Amount	%
For the year

Sales
VIS	$139,496	—	$80,067	—
VisEra	15,569	—	30,821	—
SSMC	171	—	1,869	—
Others	69	—	—	—

	$155,305	—	$112,757	—

Purchases
SSMC	$3,537,659	2	$4,441,795	2
VIS	3,330,288	2	3,260,160	2
VisEra	—	—	594	—

	$6,867,947	4	$7,702,549	4

Non-operating income and gains
VIS (primarily technical service income; see Note 28e)	$224,740	4	$296,250	3
SSMC (primarily technical service income; see Note 28d)	141,488	2	244,865	2
VisEra	129	—	101,605	1

	$366,357	6	$642,720	6

	2009		2008
	Amount	%	Amount	%
As of December 31

Payables
VIS	$531,459	68	$317,890	65
SSMC	238,741	31	162,807	33
VisEra	12,807	1	9,160	2

	$783,007	100	$489,857	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TSMC deferred the net gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.
Compensation of directors and management personnel:

	Years Ended December 31
	2009	2008

Salaries, incentives and special compensation	$673,278	$352,227
Bonus	411,358	705,376

	$1,084,636	$1,057,603

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2009 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2009 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2010. The total compensation for the year ended December 31, 2008 included the bonuses appropriated from earnings of 2008 which was approved by the shareholders’ meeting held in 2009.

26.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2009	2008

Other financial assets	$949,368	$33,377
Property, plant and equipment, net	2,808,057	4,032,571
Others assets	20,000	—

	$3,777,425	$4,065,948

27.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2010 to December 2029 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2010 and 2018 and can be renewed upon expiration.

As of December 31, 2009, future lease payments were as follows:

Year	Amount

2010	$557,588
2011	504,263
2012	487,131
2013	462,439
2014	444,201
2015 and thereafter	3,293,532

$5,749,154

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2009 TSMC had a total of US$29,582 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and

WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. TSMC, TSMC North America and WaferTech have subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC, TSMC North America and WaferTech in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC, TSMC North America and WaferTech. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and to provide TSMC with other valuable consideration.
g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,355,395 thousand and NT$8,579,726 thousand as of December 31, 2009 and 2008, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of December 31, 2009 were NT$16,155 thousand.
29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.
30.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated

2009

Sales to other than consolidated entities	$162,783,488	$132,958,751	$—	$295,742,239
Sales among consolidated entities	11,891,274	163,407,355	(175,298,629)	—

Total sales	$174,674,762	$296,366,106	$(175,298,629)	$295,742,239

Gross profit	$2,004,734	$128,456,453	$(1,132,576)	$129,328,611

Operating expenses				(37,366,725)
Non-operating income and gains				5,653,548
Non-operating expenses and losses				(2,152,787)

Income before income tax				$95,462,647

Identifiable assets	$113,023,501	$468,112,330	$(24,285,114)	$556,850,717

Long-term investments				37,845,503

Total assets				$594,696,220

     (Continued)

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated

2008

Sales to other than consolidated entities	$193,727,539	$139,430,121	$—	$333,157,660
Sales among consolidated entities	16,280,818	194,731,514	(211,012,332)	—

Total sales	$210,008,357	$334,161,635	$(211,012,332)	$333,157,660

Gross profit	$2,114,127	$140,540,236	$(904,802)	$141,749,561

Operating expenses				(37,314,193)
Non-operating income and gains				10,821,449
Non-operating expenses and losses				(3,784,571)

Income before income tax				$111,472,246

Identifiable assets	$122,781,555	$425,545,212	$(29,391,693)	$518,935,074

Long-term investments				39,981,515

Total assets				$558,916,589

     (Concluded)
c.	Export sales

	Years Ended December 31
Area	2009	2008

Asia	$65,491,264	$55,383,901
Europe and others	44,602,706	41,890,123

	$110,093,970	$97,274,024

The export sales information is based on the amounts billed to customers within the areas.

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2009		2008
	Amount	%	Amount	%

Customer A	$33,025,488	11	$46,523,059	14
Customer B	31,994,983	10	30,271,064	9

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2009
Held			Financial				Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value	Percentage of	Asset Value
Name	Type and Name	the Company	Account	(In Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,046,672	N/A	$1,046,672
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,178,551	N/A	3,200,302
	Taiwan Power Company	—	”	—	3,004,941	N/A	3,011,743
	Nan Ya Plastics Corporation	—	”	—	2,000,145	N/A	2,029,935
	Formosa Plastics Corporation	—	”	—	1,671,815	N/A	1,685,345
	China Steel Corporation	—	”	—	1,512,130	N/A	1,528,117
	CPC Corporation, Taiwan	—	”	—	500,031	N/A	499,913
	Taipei Fubon Commercial Bank Co., Ltd.	—	”	—	298,884	N/A	298,751
	First Commercial Bank Co., Ltd.	—	”	—	99,814	N/A	99,815

	Government bond
	European Investment Bank Bonds	—	Held-to-maturity financial assets	—	2,003,877	N/A	2,025,500
	2003 Asian Development Bank Govt. Bond	—	”	—	893,710	N/A	875,103

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,397,256	100	45,397,256
	TSMC Partners	Subsidiary	”	988,268	32,545,619	100	32,545,619
	VIS	Investee accounted for using equity method	”	628,223	9,365,232	37	10,114,398
	SSMC	Investee accounted for using equity method	”	314	6,157,141	39	5,581,994
	TSMC North America	Subsidiary	”	11,000	2,723,727	100	2,723,727
	Xintec	Investee with a controlling financial interest	”	93,081	1,475,014	41	1,437,395
	GUC	Investee with a controlling financial interest	”	46,688	983,126	35	7,913,592
	TSMC Europe	Subsidiary	”	—	159,467	100	159,467
	TSMC Japan	Subsidiary	”	6	135,663	100	135,663
	TSMC Korea	Subsidiary	”	80	18,519	100	18,519
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	297,655
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	332,943
	W.K. Technology Fund IV	—	”	4,000	40,000	2	43,975

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	59,412	1	59,412

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	2,961,043	100	2,958,707
	VTAF III	Subsidiary	”	—	1,309,615	98	1,292,412
	VTAF II	Subsidiary	”	—	1,122,810	98	1,117,773
	Emerging Alliance	Subsidiary	”	—	305,866	99	305,866
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	with TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,543	N/A	US$	21,312
	General Elec Cap Corp. Mtn	—	”	—	US$	20,219	N/A	US$	21,182

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	340,387	100	US$	340,387
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	70,967	49	US$	70,967
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	21,415	US$	13,741	97	US$	13,741
	TSMC Technology	Subsidiary	”	1	US$	9,071	100	US$	9,071
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,336	97	US$	7,336
	TSMC Canada	Subsidiary	”	2,300	US$	3,193	100	US$	3,193
	Mcube Inc.	Investee accounted for using equity method	”	5,333	US$	800	70	US$	800

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	1,000	10	US$	1,000

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,334	N/A	US$	21,182
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,000

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	154,432	100	US$	154,432

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,281	US$	1,072	2	US$	1,072
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,515	US$	9,721	4	US$	9,721
	RichWave Technology Corp.	—	Financial assets carried at cost	1,043	US$	730	1	US$	730
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	5	US$	3,816
	Audience, Inc.	—	”	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	”	759	US$	650	13	US$	650
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	with TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	2,784	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	3,936	US$	1,516	2	US$	1,516

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	2,112	59	US$	2,112
	Acionn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	566	42	US$	566

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	4,955	US$	6,391	4	US$	6,391
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	”	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	”	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	1	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	”	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	823	100	US$	823
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies, Inc.	—	”	5,107	US$	762	2	US$	762

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,472	6	US$	4,472
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	with TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,754	5	US$	3,754
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	10	3	US$	10
	Epic Communication, Inc.	—	”	50	US$	23	—	US$	23
	EON Technology, Corp.	—	”	2,368	US$	656	3	US$	656
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	1,032	US$	686	6	US$	686
	Kilopass Technology, Inc.	—	”	3,887	US$	500	5	US$	500
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Open-end mutual fund
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,668		$80,008	—		$80,008
	FSITC Taiwan Bond Fund	—	”	352		60,005	—		60,005
	Cathay Bond Fund	—	”	2,509		30,001	—		30,001

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		38,617	100		38,617
	GUC-Japan	Subsidiary	”	1		12,899	100		12,899
	GUC-Europe	Subsidiary	”	—		5,213	100		5,213
	GUC-BVI	Subsidiary	”	550		17,466	100		17,466

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,144	N/A	US$	5,144
	African Development Bank	—	”	2,600	US$	2,622	N/A	US$	2,622
	Allstate Life Global Fdg	—	”	220	US$	221	N/A	US$	221
	Asian Development Bank	—	”	2,500	US$	2,497	N/A	US$	2,497
	Astrazeneca Plc	—	”	2,150	US$	2,349	N/A	US$	2,349
	Australia + New Zealand Bkg	—	”	2,000	US$	2,054	N/A	US$	2,054
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,248	N/A	US$	3,248
	Bank New York Inc. Medium	—	”	2,100	US$	2,262	N/A	US$	2,262
	Bank of New York Mellon	—	”	2,200	US$	2,208	N/A	US$	2,208
	Bear Stearns Cos Inc.	—	”	5,000	US$	4,974	N/A	US$	4,974
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,391	N/A	US$	3,391
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,129	N/A	US$	2,129
	Bnp Paribas SA	—	”	2,310	US$	2,339	N/A	US$	2,339
	Boeing Co.	—	”	450	US$	445	N/A	US$	445
	Bsch Issuances Ltd.	—	”	2,250	US$	2,359	N/A	US$	2,359
	Cello Part/Veri Wirelss	—	”	2,000	US$	2,068	N/A	US$	2,068

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	with TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Citibank NA	—	”	5,000	US$	4,996	N/A	US$	4,996
	Citigroup funding Inc.	—	”	2,000	US$	2,016	N/A	US$	2,016
	Credit Suisse New York	—	”	2,000	US$	2,057	N/A	US$	2,057
	European Investment Bank	—	”	2,250	US$	2,243	N/A	US$	2,243
	Federal Farm Cr Bks	—	”	2,250	US$	2,254	N/A	US$	2,254
	Finance for Danish Ind	—	”	1,900	US$	1,900	N/A	US$	1,900
	General Elec Cap Corp.	—	”	1,000	US$	978	N/A	US$	978
	General Elec Cap Corp.	—	”	7,000	US$	7,001	N/A	US$	7,001
	General Elec Cap Corp. Fdic Gtd	—	”	2,500	US$	2,547	N/A	US$	2,547
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Goldman Sachs Group Inc.	—	Available-for-sale financial assets	2,000	US$	1,939	N/A	US$	1,939
	Goldman Sachs Group Incser 2	—	”	3,000	US$	3,012	N/A	US$	3,012
	Hewlett Packard Co.	—	”	3,000	US$	3,000	N/A	US$	3,000
	HSBC Fin Corp.	—	”	2,315	US$	2,233	N/A	US$	2,233
	HSBC USA Inc. Fdic Gtd Tlgp	—	”	2,200	US$	2,277	N/A	US$	2,277
	IBM Corp.	—	”	1,800	US$	1,796	N/A	US$	1,796
	International Business Machs	—	”	3,000	US$	3,027	N/A	US$	3,027
	Intl Bk Recon + Develop	—	”	2,000	US$	2,069	N/A	US$	2,069
	JP Morgan Chase + Co.	—	”	2,500	US$	2,523	N/A	US$	2,523
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	3,000	US$	3,030	N/A	US$	3,030
	Kfw	—	”	2,230	US$	2,236	N/A	US$	2,236
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,953	N/A	US$	1,953
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	673	N/A	US$	673
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,049	N/A	US$	6,049
	Mellon Fdg Corp.	—	”	3,500	US$	3,419	N/A	US$	3,419
	Met Life Glob Funding I	—	”	2,100	US$	2,142	N/A	US$	2,142
	Met Life Glob Funding I	—	”	500	US$	502	N/A	US$	502
	Metlife Inc.	—	”	2,000	US$	2,017	N/A	US$	2,017
	Metropolitan Life Global Fdg	—	”	750	US$	739	N/A	US$	739
	Metropolitan Life Global Fdg I	—	”	3,340	US$	3,278	N/A	US$	3,278
	Morgan Stanley	—	”	2,200	US$	2,212	N/A	US$	2,212
	Morgan Stanley	—	”	2,000	US$	2,032	N/A	US$	2,032
	Morgan Stanley Fdic Gtd Tlgp	—	”	2,210	US$	2,244	N/A	US$	2,244
	Morgan Stanley for Equity	—	”	2,000	US$	1,943	N/A	US$	1,943
	Nordea Bank Fld Plc	—	”	2,250	US$	2,240	N/A	US$	2,240
	Oesterreichische Kontrollbank	—	”	2,000	US$	2,059	N/A	US$	2,059
	Ontario (Province of)	—	”	2,000	US$	1,980	N/A	US$	1,980
	Paccar Finl Corp. Mtn Bk Ent	—	”	1,000	US$	1,007	N/A	US$	1,007
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,638	N/A	US$	1,638
	Pricoa Global Funding 1	—	”	1,200	US$	1,167	N/A	US$	1,167
	Pricoa Global Fdg I Medium	—	”	2,200	US$	2,130	N/A	US$	2,130
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,078	N/A	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,578	N/A	US$	9,578
	Southern Co.	—	”	600	US$	602	N/A	US$	602
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,246	N/A	US$	2,246
	State Str Corp.	—	”	1,940	US$	1,920	N/A	US$	1,920
	Suncorp Metway Ltd.	—	”	2,000	US$	2,004	N/A	US$	2,004
	Suncorp Metway Ltd.	—	”	5,000	US$	5,170	N/A	US$	5,170
	Svenska Handelsbanken Ab	—	”	2,200	US$	2,214	N/A	US$	2,214
	Swedbank Ab	—	”	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,537	N/A	US$	1,537

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Ubs Ag Stamford	—	”	1,300	US$	1,300	N/A	US$	1,300
	US Central Federal Cred	—	”	4,800	US$	4,799	N/A	US$	4,799
	Verizon Communications Inc.	—	”	2,200	US$	2,294	N/A	US$	2,294
	Verizon Global Fdg Corp.	—	”	500	US$	528	N/A	US$	528
	Wachovia Corp. New	—	”	4,000	US$	4,246	N/A	US$	4,246
	Wells Fargo + Company	—	”	2,000	US$	2,013	N/A	US$	2,013
	Westfield Cap Corp. Ltd.	—	”	500	US$	514	N/A	US$	514
	Westpac Banking Corp.	—	”	2,100	US$	2,112	N/A	US$	2,112
	Westpac Banking Corp.	—	”	2,170	US$	2,168	N/A	US$	2,168
	Nationwide Building Society	—	Held-to-maturity financial assets	8,000	US$	8,000	N/A	US$	8,008
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	4,999
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Agency bond
	Fannif Mae	—	Available-for-sale financial assets	2,820	US$	2,814	N/A	US$	2,814
	Fed Hm Ln Pc Pool 1b2830	—	”	2,554	US$	2,635	N/A	US$	2,635
	Fed Hm Ln Pc Pool 1g0115	—	”	2,271	US$	2,315	N/A	US$	2,315
	Fed Hm Ln Pc Pool 1k1210	—	”	2,053	US$	2,121	N/A	US$	2,121
	Fed Hm Ln Pc Pool 780741	—	”	2,121	US$	2,181	N/A	US$	2,181
	Federal Farm Cr Bks	—	”	2,000	US$	2,117	N/A	US$	2,117
	Federal Farm Credit Bank	—	”	3,000	US$	2,990	N/A	US$	2,990
	Federal Farm Credit Bank	—	”	2,200	US$	2,258	N/A	US$	2,258
	Federal Home Ln Bank	—	”	11,000	US$	11,028	N/A	US$	11,028
	Federal Home Ln Mtg Corp.	—	”	1,350	US$	1,352	N/A	US$	1,352
	Federal Home Ln Mtg Corp.	—	”	3,421	US$	3,533	N/A	US$	3,533
	Federal Home Ln Mtg Corp.	—	”	2,662	US$	2,763	N/A	US$	2,763
	Federal Home Ln Mtg Corp.	—	”	2,469	US$	2,521	N/A	US$	2,521
	Federal Home Ln Mtg Corp.	—	”	2,309	US$	2,350	N/A	US$	2,350
	Federal Home Ln Mtg Corp.	—	”	2,358	US$	2,448	N/A	US$	2,448
	Federal Home Loan Bank	—	”	10,000	US$	9,987	N/A	US$	9,987
	Federal Home Loan Bank	—	”	8,000	US$	7,992	N/A	US$	7,992
	Federal Home Loan Bank	—	”	10,000	US$	10,012	N/A	US$	10,012
	Federal Home Loan Bank	—	”	4,700	US$	4,715	N/A	US$	4,715
	Federal Home Loan Bank	—	”	11,200	US$	11,186	N/A	US$	11,186
	Federal Home Loan Bank	—	”	3,310	US$	3,319	N/A	US$	3,319
	Federal Home Loan Bank	—	”	3,000	US$	2,989	N/A	US$	2,989
	Federal Home Loan Bank	—	”	3,000	US$	2,983	N/A	US$	2,983
	Federal Home Loan Bank	—	”	3,000	US$	2,984	N/A	US$	2,984
	Federal Home Loan Mtg Corp.	—	”	1,411	US$	1,441	N/A	US$	1,441
	Federal Home Loan Mtg Corp.	—	”	1,940	US$	2,012	N/A	US$	2,012
	Federal National Mort Assoc	—	”	2,117	US$	2,176	N/A	US$	2,176
	Federal National Mort Assoc	—	”	1,752	US$	1,782	N/A	US$	1,782
	Federal Natl Mtg Assn Gtd Remi	—	”	2,854	US$	2,926	N/A	US$	2,926
	Federal Natl Mtg Assn Mtn	—	”	2,669	US$	2,765	N/A	US$	2,765
	Federal Natl Mtg Assn Remic	—	”	2,871	US$	2,953	N/A	US$	2,953
	Federal Natl Mtg Assn	—	”	4,000	US$	4,228	N/A	US$	4,228
	Federal Natl Mtge Assn	—	”	2,039	US$	2,126	N/A	US$	2,126
	Fhr 3087 Jb	—	”	2,540	US$	2,656	N/A	US$	2,656
	Fnma Pool 745688	—	”	2,272	US$	2,336	N/A	US$	2,336
	Fnma Pool 790772	—	”	1,527	US$	1,568	N/A	US$	1,568
	Fnma Pool 819649	—	”	2,318	US$	2,383	N/A	US$	2,383
	Fnma Pool 829989	—	”	2,146	US$	2,221	N/A	US$	2,221
	Fnma Pool 846233	—	”	2,288	US$	2,332	N/A	US$	2,332
	Fnma Pool 870884	—	”	2,357	US$	2,442	N/A	US$	2,442
	Fnma Pool 879908	—	”	2,056	US$	2,128	N/A	US$	2,128

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnr 2005 47 Ha	—	”	2,652	US$	2,753	N/A	US$	2,753
	Fnr 2006 60 Co	—	”	3,062	US$	3,153	N/A	US$	3,153
	Fnr 2009 70 Nt	—	”	2,537	US$	2,609	N/A	US$	2,609
	Freddie Mac	—	”	4,500	US$	4,491	N/A	US$	4,491
	Gnma II Pool 082431	—	”	2,000	US$	2,030	N/A	US$	2,030

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	21,400	US$	21,394	N/A	US$	21,394
	US Treasury N/B	—	”	2,170	US$	2,158	N/A	US$	2,158
	US Treasury Nts	—	”	37,700	US$	39,012	N/A	US$	39,012
	United States Treas Nts	—	”	10,536	US$	10,548	N/A	US$	10,548
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,091
(Continued)

				December 31, 2009
Held			Financial					Market Value or Net
Company	Marketable Securities	Relationship with	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Name	Type and Name	TSMC	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Corporate issued note
	Barclays U.S. Fdg LLC	—	Available-for-sale financial assets	4,500	US$	4,489	N/A	US$	4,489
	Royal Bk of Scotland	—	”	5,000	US$	4,982	N/A	US$	4,982

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	8,858	US$	8,858	N/A	US$	8,858
(Continued)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,046,672
	Formosa Petrochemical Corporation	Held-to-maturity financial assets	”	—	—		3,554,908	—		457,351	—		—		—		—	—		3,178,551
	Taiwan Power Company	”	”	—	—		4,209,629	—		203,892	—		—		—		—	—		3,004,941
	Formosa Plastic Corporation	”	”	—	—		2,385,285	—		203,994	—		—		—		—	—		1,671,815
	China Steel Corporation	”	”	—	—		1,000,000	—		514,672	—		—		—		—	—		1,512,130
	Taipei Fubon Commercial Bank Co., Ltd.	”	”	—	—		—	—		298,677	—		—		—		—	—		298,884
	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		2,025,500	—		400,000		383,909		16,091	—		2,003,876
	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		262,922	—		—		—		—	—		1,309,615
TSMC	Corporate bond
Development	JP Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—		—	—	US$	15,000
GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	—		—	19,143		270,000	13,475		190,120		190,000		120	5,668		80,008
	FSITC Taiwan Bond Fund	”	First Securities Investment Trust Co., Ltd.	—	—		—	1,146		195,000	794		135,206		135,000		206	352		60,005
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	11,261		170,319		170,000		319	—		—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	13,121		170,241		170,000		241	—		—
	Hua Nan Phoenix Bond Fund	”	Hua Nan Investment Trust Co., Ltd.	—	—		—	10,287		160,000	10,287		160,143		160,000		143	—		—
TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	Available-for-sale financial assets	—	—	—		—	5,000	US$	5,185	—		—		—		—	5,000	US$	5,144
	Banco Bilbao Vizcaya P R	”	—	—	—		—	3,250	US$	3,250	—		—		—		—	3,250	US$	3,248
	Bear Stearns Cos Inc.	”	—	—	—		—	5,000	US$	4,965	—		—		—		—	5,000	US$	4,974
	Bear Stearns Cos Inc.	”	—	—	—		—	3,500	US$	3,360	—		—		—		—	3,500	US$	3,391
	Chase Manhattan Corp. New	”	—	—	3,250	US$	3,353	—		—	3,250	US$	3,380	US$	3,480	US$	(100)	—		—
	Citibank NA	”	—	—	—		—	3,000	US$	3,002	3,000	US$	3,002	US$	3,002		—	—		—
	Citibank NA	”	—	—	—		—	5,000	US$	4,995	—		—		—		—	5,000	US$	4,996
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Deutsche Bank Ag London	Available-for-sale financial assets	—	—	2,995	US$	3,013	—	US$	—	2,995	US$	3,021	US$	3,041	US$	(20)	—	US$	—
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	4,834	4,000	US$	3,880	US$	3,868	US$	12	1,000	US$	978
	General Elec Cap Corp.	”	—	—	—		—	7,000	US$	7,002	—		—		—		—	7,000	US$	7,001
	Goldman Sachs Group Incser 2	”	—	—	—		—	3,000	US$	3,016	—		—		—		—	3,000	US$	3,012
	International Business Machs	”	—	—	—		—	3,000	US$	3,030	—		—		—		—	3,000	US$	3,027
	JP Morgan Chase + Co. Fdic Gtd Tlg	”	—	—	—		—	3,000	US$	3,030	—		—		—		—	3,000	US$	3,030
	Keycorp Fdic Gtd Tlgp	”	—	—	—		—	5,000	US$	5,061	5,000	US$	5,061	US$	5,061		—	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	5,950	US$	6,077	—		—		—		—	5,950	US$	6,049
	Mellon Fdg Corp.	”	—	—	—		—	3,500	US$	3,404	—		—		—		—	3,500	US$	3,419
	Metropolitan Life Global Fdg I	”	—	—	—		—	3,340	US$	3,245	—		—		—		—	3,340	US$	3,278
	Morgan Stanley	”	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Royal Bk of Scotland Plc	”	—	—	—		—	5,000	US$	5,106	—		—		—		—	5,000	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	”	—	—	—		—	9,450	US$	9,596	—		—		—		—	9,450	US$	9,578
	Suncorp Metway Ltd.	”	—	—	—		—	5,000	US$	5,192	—		—		—		—	5,000	US$	5,170
	US Central Federal Cred	”	—	—	—		—	4,800	US$	4,799	—		—		—		—	4,800	US$	4,799
	Wachovia Corp. New	”	—	—	—		—	4,000	US$	4,239	—		—		—		—	4,000	US$	4,246
	Wachovia Corp. New	”	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	”	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—
	Nationwide Building Society	Held-to-maturity financial assets	—	—	—		—	8,000	US$	8,000	—		—		—		—	8,000	US$	8,000
	Westpac Banking Corp. 12/12 Frn	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000
	Agency bond
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—		—	3,179	US$	3,281	US$	3,171	US$	110	—		—
	Fed Hm Ln Pc Pool b19205	”	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	—		—
	Fed Home Ln Bank	”	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	”	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	”	—	—	3,375	US$	3,433	—		—	3,375	US$	3,429	US$	3,370	US$	59	—		—
	Federal Home Ln Bank	”	—	—	—		—	11,000	US$	11,038	—		—		—		—	11,000	US$	11,028
	Federal Home Ln Bks	”	—	—	3,725	US$	3,854	—		—	3,725	US$	3,851	US$	3,721	US$	130	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	”	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	”	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,340	US$	3,428	—		—	3,340	US$	3,431	US$	3,335	US$	96	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	”	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,679	US$	3,824	—		—		—		—	3,421	US$	3,533
	Federal Home Ln Mtg Corp.	”	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,996	—		—		—		—	10,000	US$	9,987
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	10,002	2,000	US$	2,000	US$	2,000		—	8,000	US$	7,992
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	10,035	—		—		—		—	10,000	US$	10,012

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Federal Home Loan Bank	”	—	—	—		—	4,700	US$	4,723	—		—		—		—	4,700	US$	4,715
	Federal Home Loan Bank	”	—	—	—		—	11,200	US$	11,200	—		—		—		—	11,200	US$	11,186
	Federal Home Loan Bank	”	—	—	—		—	3,310	US$	3,310	—		—		—		—	3,310	US$	3,319
	Federal Home Loan Bank	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	2,984
	Federal Home Loan Bank	”	—	—	4,500	US$	4,710	—		—	4,500	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	9,246	US$	9,474	9,246	US$	9,461	US$	9,474	US$	(13)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount(US$
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	3,700	US$	3,713	—	US$	—	3,700	US$	3,712	US$	3,700	US$	12	—	US$	—
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,169	—		—	4,000	US$	4,180	US$	4,117	US$	63	—		—
	Federal Natl Mtg Assn	”	—	—	3,500	US$	3,809	—		—	3,500	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	4,000	US$	4,261	—		—		—		—	4,000	US$	4,228
	Federal Natl Mtg Assn	”	—	—	3,750	US$	4,134	—		—	3,750	US$	4,127	US$	4,151	US$	(24)	—		—
	Federal Natl Mtg Assn Gtd Remi	”	—	—	—		—	3,062	US$	3,153	—		—		—		—	2,854	US$	2,926
	Federal Natl Mtg Assn Remic	”	—	—	—		—	3,036	US$	3,127	—		—		—		—	2,871	US$	2,953
	Fnma Pool 257245	”	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	—		—
	Fnma Pool 691283	”	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	—		—
	Fnma Pool 852300	”	—	—	—		—	9,276	US$	9,843	9,206	US$	9,773	US$	9,770	US$	3	—		—
	Fnma Pool 852347	”	—	—	—		—	3,761	US$	3,991	3,721	US$	3,950	US$	3,949	US$	1	—		—
	Fnma Pool 888738	”	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	—		—
	Fnma Pool 888793	”	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	—		—
	Fnma Pool 955778	”	—	—	—		—	7,680	US$	8,138	7,395	US$	7,829	US$	7,836	US$	(7)	—		—
	Fnr 2006 60 Co	”	—	—	—		—	3,239	US$	3,352	—		—		—		—	3,062	US$	3,153
	Freddie Mac	”	—	—	—		—	4,500	US$	4,490	—		—		—		—	4,500	US$	4,491
	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	10,266	US$	10,374	—		—	10,357	US$	11,258	US$	11,258		—	10,536	US$	10,548
	US Treasury N/B	”	—	—	—		—	41,900	US$	41,931	20,500	US$	20,564	US$	20,515	US$	49	21,400	US$	21,394
	US Treasury N/B	”	—	—	—		—	3,520	US$	3,498	1,350	US$	1,358	US$	1,341	US$	17	2,170	US$	2,158
	US Treasury Nts	”	—	—	—		—	50,000	US$	52,184	12,300	US$	12,826	US$	12,837	US$	(11)	37,700	US$	39,012
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	—		—	15,000	US$	15,000	—		—		—		—	15,000	US$	15,000
	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	—		—	4,500	US$	4,489	—		—		—		—	4,500	US$	4,489
	Royal Bk of Scotland	”	—	—	—		—	5,000	US$	4,982	—		—		—		—	5,000	US$	4,982
	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	495,908	US$	495,908	517,485	US$	517,485	US$	517,485		—	8,858	US$	8,858
	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$	4,584	—		—	4,472	US$	4,480	US$	4,584	US$	(104)	—		—
	Cit Equip Coll Tr	”	—	—	4,000	US$	3,884	—		—	4,000	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	”	—	—	4,353	US$	4,349	—		—	4,090	US$	4,085	US$	4,188	US$	(103)	—		—
	First Un Natl Bk Coml Mtg Tr	”	—	—	4,788	US$	4,715	—		—	4,774	US$	4,780	US$	4,954	US$	(174)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	3,737	US$	3,495	—		—	3,725	US$	3,537	US$	3,697	US$	(160)	—		—
	Tiaa Seasoned Coml Mtg Tr	”	—	—	3,397	US$	3,163	—		—	3,375	US$	3,283	US$	3,392	US$	(109)	—		—
	Wamu Mtg	”	—	—	3,214	US$	2,925	—		—	3,172	US$	3,106	US$	3,114	US$	(8)	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	October 25, 2009 to December 30, 2009	$514,777	By the construction progress	Fu Tsu Construction Co., Ltd. and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$161,251,368	54	Net 30 days after invoice date	—	—	$22,203,242	52
	GUC	Investee with a controlling financial interest	Sales	2,023,612	1	Net 30 days after monthly closing	—	—	338,502	1
	VIS	Investee accounted for using equity method	Sales	139,044	—	Net 30 days after invoice date	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	5,560,707	18	Net 30 days after monthly closing	—	—	(561,165)	5
	TSMC China	Subsidiary	Purchases	3,787,113	12	Net 30 days after monthly closing	—	—	(481,500)	4
	SSMC	Investee accounted for using equity method	Purchases	3,537,659	11	Net 30 days after monthly closing	—	—	(238,741)	2
	VIS	Investee accounted for using equity method	Purchases	3,312,656	10	Net 30 days after monthly closing	—	—	(529,060)	5

GUC	TSMC North America	Same parent company	Purchases	937,160	28	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(173,789)	25

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,801,655	77	Net 30 days after monthly closing	—	—	397,695	73
Note: The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$22,211,918	38	$6,438,761	—	$8,899,170	$ —
	GUC	Investee with a controlling financial interest	338,502	50	—	—	—	—
	TSMC China	Subsidiary	111,103	(Note 2)	—	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	397,695	81	160	—	127,130	—
Note 1: The calculation of turnover days excludes other receivables from related parties.
Note 2: The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH TSMC EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
								Balance as of December 31, 2009				Net Income		Earnings
				Original Investment Amount						Carrying		(Losses) of the		(Losses)
				December 31,		December 31,				Value		Investee		(Note 1)
				2009		2008				(Foreign		(Foreign		(Foreign
				(Foreign Currencies		(Foreign Currencies		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	in Thousands)		in Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,397,256		$505,232	$505,232	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,545,619		(54,907)	(54,907)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,365,232		89,241	(368,710)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,157,141		1,608,714	427,022	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		2,961,043		(3,244,458)	(3,242,122)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,723,727		360,562	360,562	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,475,014		10,597	(20,659)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,703,163		1,440,241	—	98		1,309,615		(224,620)	(223,546)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,093,943		1,036,422	—	98		1,122,810		(178,442)	(174,873)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		983,126		412,771	146,384	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		959,044		986,797	—	99		305,866		(92,606)	(92,143)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		159,467		35,445	35,445	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		135,663		4,203	4,203	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		18,519		2,392	2,392	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US $	0.001	US $	0.001	1	100	US $	340,387	US $	9,293	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US $	43,000	US $	43,000	43,000	49	US $	70,967	US $	322	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US $	21,415	US $	32,289	21,415	97	US $	13,741	US $	960	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US $	0.001	US $	0.001	1	100	US $	9,071	US $	662	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US $	7,680	US $	7,680	7,680	97	US $	7,336	US $	(1,504)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US $	2,300	US $	2,300	2,300	100	US $	3,193	US $	210	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $	800		—	5,333	70	US $	800	US $	(24)	Note 2	Investee accounted for using equity method
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $	1,000		—	1,000	10	US $	1,000	US $	(24)	Note 2	Investee accounted for using equity method
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US $	330,000	US $	380,000	293,637	100	US $	154,432	US $	(125)	Note 2	Subsidiary
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US $	91,041	US $	91,041	253,120	89	US $	125,983	US $	313	Note 2	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2009				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US $	3,088	US $	1,705	9,180	59	US $	2,112	US $	(1,105)	Note 2	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US $	1,777	US $	1,777	4,500	42	US $	566	US $	(1,239)	Note 2	Investee accounted for using equity method
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US $	1,550	US $	700	—	100	US $	823	US $	(127)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)
GUC	GUC-NA	U.S.A.	Consulting services in main products	US $	800	US $	800	800	100		$38,617		$5,617	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,899		1,608	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		5,213		353	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US $	550		—	550	100		17,466		(133)	Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan			from Taiwan				Inward
		Total Amount of		as of			as of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2009			December 31,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		2009 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	2009	2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$ —	$12,180,367 (US$371,000)	100%	$(3,242,122)	$2,961,043	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the audited financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE YEAR ENDED DECEMBER 31, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North	1	Sales	$161,251,368	—	52%
		America		Receivables from related parties	22,203,242	—	4%
				Other receivables from related parties	8,676	—	—
				Payables to related parties	4,222	—	—
		TSMC China	1	Sales	63,278	—	—
				Purchases	3,787,113	—	1%
				Gain on disposal of property, plant and equipment	176,521	—	—
				Technical service income	8,105	—	—
				Marketing expenses — commission	10,302	—	—
				Other receivables from related parties	111,103	—	—
				Payables to related parties	481,500	—	—
				Deferred credits	7,970	—	—
		TSMC Japan	1	Marketing expenses — commission	233,855	—	—
				Payables to related parties	23,288	—	—
		TSMC Europe	1	Marketing expenses — commission	325,463	—	—
				Research and development expenses	21,463	—	—
				Payables to related parties	31,342	—	—
		TSMC Korea	1	Marketing expenses — commission	14,424	—	—
				Payables to related parties	1,418	—	—
		GUC	1	Sales	2,023,612	—	1%
				Research and development expenses	26,488	—	—
				Receivables from related parties	338,502	—	—
		TSMC Technology	1	Research and development expenses	409,686	—	—
				Payables to related parties	109,220	—	—
		WaferTech	1	Sales	4,482	—	—
				Purchases	5,560,707	—	2%
				Other receivables from related parties	4,932	—	—
				Payables to related parties	561,165	—	—
		TSMC Canada	1	Research and development expenses	157,527	—	—
				Payables to related parties	13,653	—	—
		Xintec	1	Manufacturing overhead	35,466	—	—
				Payables to related parties	37,363	—	—
				Sales of property, plant and equipment and other assets	58,450	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Gross Sales or Total Assets
3	GUC	TSMC North	3	Purchases	$937,160	—	—
		America		Manufacturing overhead	303,687	—	—
				Payables to related parties	173,789	—	—
		GUC-NA	3	Operating expenses	157,345	—	—
				Accrued Expense	14,618	—	—
		GUC-Japan	3	Operating expenses	39,755	—	—
				Accrued Expense	3,462	—	—
		GUC-Europe	3	Operating expenses	7,305	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B.	FOR THE YEAR ENDED DECEMBER 31, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North	1	Sales	$192,986,719	—	55%
		America		Receivables from related parties	11,512,777	—	2%
				Other receivables from related parties	256,624	—	—
				Payables to related parties	327,250	—	—
		TSMC China	1	Sales	101,245	—	—
				Purchases	4,717,676	—	1%
				Gain on disposal of property, plant and equipment	197,681	—	—
				Technical service income	99,737	—	—
				Other receivables from related parties	112,933	—	—
				Payables to related parties	117,417	—	—
				Deferred credits	183,896	—	—
		TSMC Japan	1	Marketing expenses — commission	251,367	—	—
				Payables to related parties	20,528	—	—
		TSMC Europe	1	Marketing expenses — commission	367,846	—	—
				Payables to related parties	29,679	—	—
		TSMC Korea	1	Marketing expenses — commission	16,408	—	—
				Payables to related parties	1,313	—	—
		GUC	1	Sales	1,611,058	—	—
				General and administrative expenses — rental expense	1,050	—	—
				Research and development expenses	18,940	—	—
				Receivables from related parties	215,190	—	—
				Payables to related parties	7,003	—	—
		TSMC Technology	1	Research and development expenses	352,900	—	—
				Payables to related parties	41,904	—	—
		WaferTech	1	Sales	12,216	—	—
				Purchases	8,207,876	—	2%
				Other receivables from related parties	13,813	—	—
				Payables to related parties	171,089	—	—
		TSMC Canada	1	Research and development expenses	172,291	—	—
				Payables to related parties	3,297	—	—
		Emerging Alliance	1	Other receivables from related parties	5,149	—	—
2	TSMC Partners	TSMC International	3	Other receivables	8,149,280	—	1%
				Deferred revenue	8,149,280	—	1%
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Gross Sales or Total Assets
3	GUC	TSMC North	3	Purchases	$1,747,488	—	1%
		America		Manufacturing overhead	298,926	—	—
				Operating Expense	1,458	—	—
				Payables to related parties	148,680	—	—
		GUC-NA	3	Operating expenses	105,044	—	—
				Payables to related parties	11,074	—	—
		GUC-Japan	3	Operating expenses	28,480	—	—
				Payables to related parties	2,260	—	—
		GUC-Europe	3	Operating expenses	5,140	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer